COMPUDYNE CORPORATION
2002 ANNUAL REPORT            THE PUBLIC SECURITY PROFESSIONALS
                                                    Since 1952

     Five Year Summary
     of Selected Financial Data

Statement of Operations
(thousands of dollars, except per share data)
                            2002      2001     2000      1999      1998

Total Revenue           $155,556  $127,394  $130,611  $111,446  $31,916
Net Income                 1,814     4,092     4,139     2,670      847
Earnings Per
  Share-Diluted            $0.23     $0.67     $0.69     $0.46    $0.20

Return on Average Equity   17.6%     22.5%     34.7%     33.6%    31.6%
Weighted Average
  Shares-Diluted           7,940     6,110     6,028     5,868    4,343




Balance Sheet Data
(thousands of dollars)
                            2002      2001      2000     1999     1998

Working Capital          $30,819   $27,400   $19,710  $16,102  $18,858
Total Assets             124,361    76,431    59,866   57,447   43,570
Long Term Debt            27,510    15,162    20,217   19,613   20,535
Shareholders' Equity      49,204    32,637    13,796   10,030    5,890


     Overview
     2002: A DIFFICULT YEAR

     The year 2002 turned out to be a very disappointing year, especially compared with our expectations at the beginning of the year. In fact, actions we took to provide for growth that didn't arise cost us quite a bit in terms of earnings. The Company reported diluted earnings per share of $.23 for the 12 months ended December 31, 2002, down from $.67 per share for the 12 months ended December 31, 2001. The Company's 2002 earnings per share include a $649 non-cash adjustment for the amortization of intangible assets created as a result of the purchase accounting for the acquisition of Tiburon on May 2, 2002. Revenues for the 12 months ended December 31, 2002 rose to $155.6 million from $127.4 million for the prior year. Revenue growth for the year was largely attributable to the completion of the acquisition of Tiburon by the Company on May 2, 2002. Net income for the 12 months ended December 31, 2002 was $1.8 million, down from $4.1 million for the 12 months ended December 31, 2001. The key issues negatively impacting 2002 were:

     We purchased and provisioned a new 75,000-square-foot plant for our Attack Protection business in anticipation of a sharp increase in U.S.Embassy and Homeland Security business. The embassy business actually slowed temporarily as the U.S. State Department changed its design process for new embassies, and serious operating challenges were experienced as a result of the new plant. Attack Protection earnings fell $2.6 million below the prior year.

     The Homeland Defense procurement activity that we expected in 2002 has still not occurred. It remains difficult to predict when this activity will occur and how much of it CompuDyne will be awarded.
Activity at Homeland Defense has clearly picked up and their requirements are abundantly evident. Furthermore, the war with Iraq has also temporarily diverted funds and attention from this effort.

     The West Coast regional office of our Institutional Security Systems business encountered serious execution problems on its contracts, resulting in significant cost overruns totaling about $1.8 million. We have changed the management of the West Coast regional office and tightened central management over all our Institutional Security regional offices.

     State and local governments, our primary customers in both our Institutional Security Systems and Public Safety and Justice segments encountered serious budget problems. As a result, they have slowed or deferred procurements across the board, including spending on new prisons, jails, and new dispatch software for their emergency services. The requirements continue to build, but the economy needs to recover for these budgets to get back into balance. Slower than expected awards and contracting activity caused our Public Safety and Justice segment to decline from where we expected it to be. This had a particularly negative impact on our earnings per share since we had borrowed $10 million and issued 1.1 million shares in connection with the Tiburon aquisition in May 2002.

     Our businesses are emerging from 2002 with improved management, strong backlogs, excellent market positions, and realistic expectations:

     Institutional Security Systems:
     Our Institutional Security business had a solid year with one big exception a problem with poor execution and the resultant cost overruns in the West Coast regional office. This problem impacted the office's profitabilty by $1.8 million. This was not a pricing problem, it was an execution problem, and we have both changed the management at that office and tightened our corporate management control over all our regional offices. We also decided to close a regional office in early 2003, which had not performed well. Our innovative MaxWall prefabricated steel jail cell product has met with strong interest both domestically and in Latin America. We continue as the largest and most innovative company in the market for security products and services for prisons, jails, and courthouses. We have made some progress in migrating these skills to the general high-end security market.

     Attack Protection:
     Our Attack Protection business suffered from a change in strategy by the U.S. State Department. Contracting for new embassies was dramatically slowed by efforts to change to standardized designs, a strategy formulated to accelerate new embassy construction once it is in place. We also decided, in the fourth quarter of 2001, to acquire and provision an additional 75,000-square-foot plant to meet expected demands from the State Department and Department of Homeland Security, a demand which to date has not emerged. Operating a new, distant plant proved to be a serious management challenge and resulted in considerable inefficiencies. We have improved plant management and reduced headcount, which is expected to enhance profitability in 2003. We are also optimistic about our newly introduced line of retractable bollards and pop-up barriers for traffic security control. Our Fiber Sensys fiber optic sensor business received two important orders during 2002, increasing their revenue from $1.5 million to $4.9 million. Attack Protection is ideally positioned to meet Homeland Defense requirements; however, much depends on how the Federal government decides to contract for its enormous requirements in this area.

     Public Safety and Justice:
     The year 2002 was a transitional year for our Public Safety and Justice business. Our backlogs grew strongly in the second half of 2002, too late to help 2002, but a presage to a very strong year in 2003. Our state and local government customers remain hesitant to expend resources due to budget constraints, but we seem to have received more than our share of new business due to our innovative new software products such as CAD/Ti. Major awards included Kansas City and Milwaukee for our traditional Public Safety software, and the Pelican Bay, California maximum security facility for our new institutional medical management software. These are the three largest software contracts we have ever been awarded.

     Federal Security Systems:
     Our Federal Security Systems business started the year with a very low backlog but had record awards during the year allowing them to enter 2003 in a much stronger position. Revenue and earnings were weaker than expected during 2002 due to the lack of backlog at the start of the year and some project starting date delays; however, we are very optimistic about the outlook for 2003. With innovative new products, such as the Waterside Sentry, and significant improvements in our important model 7500 signals intelligence product, as well as increasing government demands for security integration services, we expect to renew our growth trend at Federal Security Systems in 2003.

     Business Strategy
     MARKET POSITION

     CompuDyne continues to be ideally positioned to meet the expected expanding requirements for Public Security. We have market-leading positions in key areas of very high-end security systems integration, security electronics, advanced security technology products, and first responder support software. Pages 12 through 16 of this annual report describe the product and service capabilities of each of our operating segments. We represent a "one-stop shopping" resource for the most difficult and complex public security and first responder requirements. Our strategy is to:

     Pursue our existing businesses through internal growth.

     Expand our customer base to encompass more high-end commercial work.

     Migrate our Institutional Security capabilities to other markets.

     Make selective acquisitions that bring us important technological capabilities or market access within our current Public Security focus.

     We are not as comfortable with the likely procurement process for Homeland Security requirements. The Federal government is accustomed to dealing with very large defense contractors utilizing huge blanket procurements, in effect using the largest defense contractors as enabling agents for program requirements. We will need to develop alliances with these prime contractors to fully participate in these large programs.

     Our Markets

     While the market for security products and services continues to expand, two unresolved issues loom over our ability to predict the near-term outlook:

     State and Local Budgets. Our city, county, and state customers account for 70%-75% of our business. Institutional Security Systems, our largest business, outfits jails and prisons, only a fraction of which are part of the Federal Bureau of Prisons. Our Public Safety and Justice business today is almost entirely directed at state and local governments. Many states are operating under very tight budget constraints, with revenues running short of requirements. This was a problem in 2002, and most economists expect it to continue to be a problem throughout 2003.

     Homeland Security. We are prepared to be major suppliers of security solutions for the new Department of Homeland Security. We are confident we have the required products and services. Spending in this area will undoubtedly expand dramatically over the next several years. The challenges are: 1) The new department is just now being set up after waiting over a year for congressional approval; there will be further delays while requirements are defined, appropriations made, and finally procured; and 2) Once procurements are ready to be placed, there is the previously mentioned question of whether traditional large defense contractors will receive the bulk of the procurements and how they will go about executing those requirements.

     In terms of requirements, our underlying markets are very strong. The country requires considerable additional strengthening of the security surrounding our critical infrastructure and public spaces. Our first responders to emergencies, whether a routine traffic accident, natural disaster, or a terrorist threat, require improved dispatch software, with interoperable communications and disaster tolerance, to improve their efficiency and life safety. Demographics, as well as newly increasing crime rates, forebode continually expanding requirements for corrections facilities, especially the medium and maximum security facilities on which we focus. Whether or not our customers can afford to fulfill these requirements remains the uncertainty for the near term.

     Operating
     MORE EFFECTIVELY

     The "new economy" now means continually reducing costs and improving operations just to stay even. CompuDyne regularly reviews all of its operations with an eye to improvement. During the past twelve months we have:

     Closed a regional Institutional Security office to reduce costs and more efficiently serve customers through our home office.

     Standardized the product offerings of Institutional Security over the past two years, resulting in a roughly 40% reduction in labor costs on electronic security design and assembly.

     Significantly reduced headcount in our Attack Protection business to improve efficiencies and to adjust for the delays in homeland defense and embassy requirements.

     Worked to hold headcount flat or down throughout the organization.

     Instituted a corporate travel agency function that is expected to reduce business travel costs, a substantial expense for CompuDyne.

     Consolidated three Public Safety offices in California into one, and reduced rental space in several other Public Safety offices.

     Continued to review other consolidation opportunities.

     Advancing the Technology
     OF PUBLIC SECURITY

     Most discussions of homeland defense conclude that great advances in security technology are required for adequate protection. This really is not the case. We and other security specialists already have access to levels of security technology that are adequate to protect against physical threats, although clearly more research is required to protect against biological threats. Some examples of advances in technology already being implemented by CompuDyne for its customers include:

     Waterside Sentry
     By combining radar, thermal imaging cameras, sonar, sophisticated software, and proprietary integration techniques, our Federal Security Systems segment is able to create a virtual perimeter far out in the water bordering military installations, nuclear plants, airports, or refineries. This system detects and tracks intruders into restricted water space.

     Point Detection Fiber Optic Sensors
     Our Attack Protection business has seen rapid growth in the acceptance of its patented FiberSenSys fiber optic perimeter sensors. These sensors, which are not susceptible to heat, cold, or acidic atmospheres and which do not emit communications impairing electrical emissions, are installed worldwide. FiberSenSys, in the near future, expects to introduce a new generation of fiber optic sensors with the unique ability to accurately identify the exact location of a perimeter breach. When combined with dedicated cameras, this product will represent the ideal perimeter solution and highest level of security in the most hostile environments.

     CAD/Ti Disaster Tolerant Software
     Helping our first responders   police, fire, and emergency medical
to improve their effectiveness and life safety is our most satisfying responsibility. Our new computer aided dispatch system CAD/Ti features peer- to-peer engineering that enables the system to operate from any workstation and to assume control of critical data and dispatch services for the entire communications center. This peer-to-peer architecture is far less vulnerable to server or database failure than competing products. In Idaho, we have taken three separate CAD sites for the State Police and have created an integrated statewide system that runs in a disaster tolerant mode over a wide area network. This state of the art, integrated system allows any of the three centers to take control and perform dispatch and communications functions for any of the other centers without missing a beat. Tiburon is the leader in this technology.

     Architectural Grade Protection
     True bullet, blast, and attack resistant window and door protection for highly secure buildings used to be very utilitarian and unattractive. Through innovative engineering and design, our Attack Protection group has developed aluminum architectural design grade windows and doors while maintaining the highest levels of independently tested and graded protection. We can now offer protective windows and doors that are attractive and custom-designed while still providing very high traditional levels of required protection.

     MaxWall Prefabricated
Steel Jail Cells
     Our Institutional Security Systems business revolutionized the jail cell construction business with the introduction of its MaxWall product. This cell is lighter, smaller, and fully factory outfitted, resulting in less installation time and much lower construction cost for new or retrofit jail or prison projects. On the market less than two years, this significant technical advance in design and construction has met with increasing market acceptance in the traditionally conservative corrections marketplace.

     7500
     This is merely a model number, but the product it represents is the culmination of years of advanced research and development in signals intelligence by our Federal Security Systems business. In this arena, capabilities and functions are not disclosed, but suffice it to say that with recent advances in this product line, we have been meeting with considerable interest from the worldwide intelligence community.

     Retractable Bollards
Bollards are typically simple and ugly things. They are the concrete-filled steel pipes that are used for traffic control around protected buildings and monuments. Our Attack Protection group took this concept several steps further and now offers aesthetically designed bollards that automatically retract into the ground, improving both their flexibility and attractiveness. Combined with our new pop-up steel barriers and blast-resistant guard booths, Attack Protection provides advanced one-stop-shopping for traffic security control.

     Outlook 2003

     While we are quite certain that 2003 will be significantly better than 2002 because of the absence of the problems we had in the second half of the year, it is very difficult to predict how 2003 will turn out, primarily for the two reasons cited earlier:

     The tightness of state and local budgets continues to slow appropriations for new corrections facilities and for new Public Safety software installations.

     It is still unclear when spending on homeland defense will start in a meaningful way and how that spending will be accomplished. We now have a Homeland Security Department, and we are optimistic that progress will accelerate; however, we cannot predict the timing of the awards nor whether the traditional large defense contractors will receive a disproportionate share.

     Further clouding the outlook is the continuing delay in awards of new embassies at our Attack Protection business, although that too has shown recent signs of a significant increase in activity.

     Nevertheless, we enter 2003 with strong backlogs, and we have put many of the problems of the second half of 2002 behind us. We should see sequential improvement throughout the year, and we anticipate a substantial increase in our 2003 earnings.

     Institutional
     SECURITY SYSTEMS

     CompuDyne's Norment Security Group is the world's largest supplier of both physical and electronic security systems and products, and provides integration and maintenance services to the corrections and courthouse markets. TrenTech and Airteq are two of Norment's leading brand names.

     In an environment of increasing populations and shrinking state and local budgets, CompuDyne's Institutional Security Systems integration,
installation, and maintenance services   combined with its major brands
Airtech and TrenTech   provide government and private institutional
facilities with security electronics and detention products that offer a number of retrofit and maintenance programs to improve institutional security and safety without the expense of a new or expanded facility.

     MaxWall offers modular prefabricated steel jail cell systems that feature a number of unique cell designs, as well as custom configured inmate dorm room, common room, and control room designs that result in measurable cost and time savings for institutional security clients. MaxWall features double-skinned, 12-gauge galvanized steel panels with interlocking edges for increased strength and security. Installation of MaxWall modular cells is fast and easy: the modular panels slide into place in heavy steel channels secured to the floor, then the panels are stitch-welded with pick-proof joints to increase security. The MaxWall design meets the National Fire Protection Association Life Safety Code, as well as the American Corrections Association's standards. Thinner and lighter than traditional cells, MaxWall can reduce total construction costs by 8%-10%.

     Airteq manufactures electro-mechanical operating devices that have become the design standards for the California Department of Corrections retrofit program. Airteq manufactures a complete line of both pneumatic and electro-mechanical operating devices, locks and hardware.


     TrenTech offers the only personnel badging system evaluated and approved for U.S. Air Force Security Force utilization. The TrenTech personnel badging system was evaluated in the field by the U.S. Air Force Audit Agency to insure compliance with all Air Force standards and requirements.

     Integrated Security Systems provides an integrated, user friendly, central control and monitoring capability for locking, paging, audio, closed circuit television cameras, nurse call, and duress signals. Program and information systems can be changed or upgraded in response to an institution's changing security, personnel, or inmate population needs.

Attack Protection Asset Protection-Asset Hardening

CompuDyne's Norshield Group is the world leader in the manufacture of certified ballistic, attack, and blast resistant products.
Norshield's integrated, structurally secure bullet, blast, and attack resistant products are produced using the proprietary assembly of bullet resistant Norplate frames and laminated security glass, guaranteeing the entire system's ballistic integrity.

Bollards & Barriers
CompuDyne's Norshield Group offers the industry's widest range of Departmento f State certified fixed, removable, semi-automatic and automatic vehicle bollards, pop-up and wedge barriers, high-security vehicle access control crash beams, and cantilever gates.

Utilizing a variety of automatic control devices, CompuDyne's state of the art remote-controlled automatic bollards, are capable of 5,200 cycles per day, making them ideal for a heavy traffic location that is opened and closed many times a day.

Physical and Electronic Security
CompuDyne's FiberSenSys Fiber Optic Security Network supports two-way communication with a single fiber optic cable that connects multiple security devices into a totally integrated system.
FiberSenSys technology enables the Fiber Optic Security Network to activate electronic door locks, security lights, alarms, automatic barriers, and closed circuit television monitors from the same central command center. Wind has long been the biggest single problem for outdoor intrusion detection systems; all FiberSenSys sensors have an algorithm that senses wind and continuously adjusts the alarm processing unit to ensure maximum performance.

FiberSenSys Fiber Optic Perimeter Sensor Advantages
     Distance - Extremely large perimeters with more thatn 100 sensors can be monitored from a single control center. The control center may be located up to 10 km from the protected site.

     Fiber Optic Sensors - These senosrs eliminate the need for costly equipment and relays on the protected perimeter.

     Digital Signal Processor - This processor distinguishes between an intruder and other signal sources such as wind or vibrations.

     Temperature and Acid - Fiber optic leads withstand harh environments, extreme temperatures, and corrosives.

Information Security
SecurLAN is an integrated security management system designed specifically to detect intrusion attempts aimed at secure and classified communications networks through the conduit race-ways. The system sensor detects attempts to cut, disconnect, or disturb the conduit in any way and is scalable to allow for monitoring of one or multiple locations. SecurLAN offers a cost effective security management system that is easily retrofitted to existing classified LAN systems.

Advantages
     Less expensive
     Lower maintenance
     No key control requirements
     Integrates to enterprise level




























Public Safety and Justice

CompuDyne's Public Safety and Justice segment provides sophisticated software-based communications and records management systems for law enforcement, fire and rescue, emergency medical services, justice agencies, and correctional institutions.

Tiburon specializes in incorporating the latest technologies to provide comprehensive solutions for reliable information access and transfer among public safety and justice agencies. A dynamic Integrated Justice System allows personnel to share data between a variety of common and disparate regional, state, and federal systems. A data warehouse of common subject information, accessible to authorized users, provides a wealth of data to law enforcement and justice personnel.

Disaster tolerant solutions ensure that mission critical public safety systems remain operational 24 hours a day, seven days a week. Tiburon's latest automated dispatching system, CAD/Ti, utilizes peer-to-peer technology, an architecture less vulnerable to server and database failures. In the event of a server or network failure, another workstation can assume control and resume full access to critical information and services for an entire multi-site communications center.

Further extending information access via wireless handheld mobile devices, Personal Digital Assistants (PDAs) provide instant access to Computer Aided Dispatch and Records Management Systems by law enforcement and emergency personnel in the field. The PDA receives and transmits dispatched messages and local and national information regarding vehicle registrations, warrants, and mugshots. The portability and ever-expanding power of PDA technology allows law enforcement personnel to spend more time in the community.

To facilitate high quality, efficient inmate health care, correctional institutions require automated tools to manage inmate medical records and to share appropriate information among staff. CorrMedica Institutional Medical Management System was developed to satisfy this critical need. Designed as an integrated solution for today's complex correctional health care facilities, CorrMedica is being installed at the 2,500 bed Pelican Bay State Prison in Crescent City, California.


Federal SECURITY SYSTEMS

CompuDyne's Quanta Systems develops, installs, and supports a broad range of access control, intrusion detection, surveillance, tracking, and monitoring systems. Quanta specializes in the integration of multiple threat detection and assessment devices, monitoring multiple facilities from a single central command and control station that is capable of real-time detection, tracking, emergency response dispatch, and digital recording.

Waterside Sentry System
The Waterside Sentry System is a multi-functional security system developed to detect water-based and shoreline attack threats. By integrating multi-site radar, sonar, thermal imaging, closed circuit television, electronic charting, tracking, and digital recording, the Waterside Sentry System is customized to fit the security needs of the specific shoreline, port, or facility that it is designed to protect.

Military Flightlines - CompuDyne's Flightline Sentry System monitors National Guard and military flightlines within the U.S. and at secured locations around the world using infrared and microwave motion sensors, floodlights, and closed circuit television cameras that locate and track intruders within the secured perimeter.

Data Control Systems (DCS) - Data Control Systems provides tactical security systems, engineering, and production and proprietary telemetry data communication acquisition products for government and commercial clients. Recent technological advances in signal intelligence products are meeting with increased interest in a heightened security environment.

DCS's Key Products
Configurable communications modems for use with geostationary satellites

Configurable high-data rate modems for demodulating signals at very high speeds from Low Earth Orbiting (LEO) satellites

Highly complex signal analysis modems



































               MANAGEMENT'S DISCUSSION AND ANALYSIS
          OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

CompuDyne Corporation, ("CompuDyne" or the "Company") is a leading provider of products and services to the Public Security market. The Company operates in four (4) distinct segments in this marketplace:
Institutional Security Systems, Attack Protection, Federal Security Systems and Public Safety and Justice.

The Institutional Security Systems segment is headquartered in Montgomery, Alabama and is known to the trade as Norment Security Group ("Norment"). This segment provides physical and electronic security products and services to the corrections industry (prisons and jails) and to the courthouse, municipal and commercial markets. Norment serves as a contractor, responsible for most installation work on larger projects. Installations involve hard-line (steel security doors, frames, locking devices, etc.) and sophisticated electronic security systems, including software, electronics, touch-screens, closed circuit TV, perimeter alarm devices and other security monitoring controls. Norment also developed a product called MaxWall. MaxWall is a modular steel, concrete filled prefabricated jail cell. It allows for construction projects to use considerably less space and can save the project owner significant amounts of money. Norment, through a network of regional offices provides field level design, installation and maintenance of both physical and electronic security products.

Included in the Institutional Security Systems segment is the TrenTech line, which designs, manufactures and integrates electronic security systems. TrenTech integrates generally available products and software as well as designing its own proprietary systems. Trentech has developed a sophisticated proprietary video badging system, which has become the virtual standard for the United States Air Force and has been installed at over 200 United States Air Force facilities throughout the world.

The Institutional Security Systems segment also manufactures a complete line of locks and locking devices under the brand name Airteq. Airteq is an industry leader in pneumatic and electro-mechanical sliding devices used in the corrections industry.

The Attack Protection segment is the country's largest manufacturer of bullet, blast and attack resistant windows and doors designed for high security applications such as embassies, courthouses, Federal buildings, banks, corporate headquarters and other facilities that insist on having the highest level of protection currently available. CompuDyne is a premier provider of Level 8 security products, the highest rating level of commercial security products. The product manufactured is an integrated and structurally secure product where the rated protection comes not only from the glass but also from the frame and encasement, which are specifically designed to become integral parts of the structure into which they are to be installed. Existing product installations number in the thousands and range from the Middle East to the White House. Working under contracts from the United States Department of State, the segment's largest customer, Attack Protection is the largest supplier of bullet and blast resistant windows and doors to United States embassies throughout the world. Products are also sold to drug stores, convenience stores, and banks to secure drive through facilities. Other commercial applications include guard booths, tollbooths, cash drawers and other similar items. Additionally, this segment designs and installs both fixed and pop-up bollards and barrier security systems.

The Attack Protection segment also manufactures a highly sophisticated fiber optic sensor system, known as Fiber SenSys, used to detect physical intrusion. This application is designed to protect large perimeters including such applications as Federal facilities, oil fields, airport tarmacs, public utilities, nuclear reactors and water systems. In addition, it has been installed to protect the perimeters of numerous private estates and other similar properties. A related product is SecurLan, which protects data lines from physical intrusion using a fiber optic technology similar to the Fiber SenSys technology.

The Federal Security Systems segment is known as Quanta Systems Corporation ("Quanta"). This segment has been serving the Federal government's security needs since 1952. Its customer base includes the military, governmental agencies, and state and local governmental units. Federal Security Systems provides turnkey systems integration of public security and safety systems. This segment is a classic security integrator and specializes in a wide range of customized access control and badging, intrusion detection, surveillance and assessment, communications, command and control, fire and life safety, and asset tracking systems. Federal Security Systems provides central station oversight and control of multiple and separate facilities as well as security and public life safety systems and equipment.

The Public Safety and Justice segment consists of two subsidiaries known to the industry as CorrLogic, Inc., ("CorrLogic") and Tiburon, Inc., ("Tiburon"). CorrLogic is a leading developer of inmate management and institutional medical software systems. CorrLogic specializes in the development, implementation and support of complex, integrated inmate management software systems, including inmate medical management that improves the efficiency and accuracy of correctional facility operations. CorrLogic's focus is entirely on information solutions for the corrections industry.

CompuDyne expanded its offerings in the Public Safety and Justice sector through the completion of its acquisition of Tiburon, on May 2, 2002. The Company elected to complete the purchase of Tiburon for 50% cash consideration and 50% stock consideration. Total consideration paid for the purchase of the portion of Tiburon that the Company did not previously own amounted to approximately $10.4 million, net in cash and approximately 1.1 million shares of CompuDyne common stock for a total acquisition cost of $33.8 million.

Tiburon provides a fully integrated suite of products including computer assisted dispatch, records management, court and probation software systems for the law enforcement, fire and rescue, corrections and justice environments. Tiburon is a worldwide market leader in the development, implementation and support of public safety and justice automation systems. In business since 1980, with more than 450 systems supporting over 700 agencies, Tiburon is a leader in public safety and justice solutions.

Results of Operations

YEARS ENDED DECEMBER 31, 2002 AND 2001

Revenues. The Company had revenues of $155.6 million and $127.4 million for the years ended December 31, 2002 and December 31, 2001,
respectively. This was an increase of $28.2 million or 22.1%.   Revenues
from the Institutional Security Systems segment increased from $81.0 million in 2001 to $84.2 million in 2002. This was an increase of 3.9%. The Institutional Security Systems segment is largely a construction driven business. Much of its revenue is obtained by working on new and retrofit construction projects in the corrections industry as opposed to, from sources of recurring revenue. As such, the increase in revenue experienced by this segment is largely attributable to its ability to win and work on more projects than it did in the previous year. One of the reasons it was able to do this was because its backlog had grown from $85.3 million at December 31, 2000 to $92.3 million at December 31, 2001 thus providing it with the ability to engage in more work in 2002 than it did in 2001. At December 31, 2002, the backlog for the Institutional Security System's segment had grown still further to $99.5 million. Revenues from the Attack Protection segment increased from $23.2 million in 2001 to $28.4 million in 2002, an increase of 22.4%. The Attack Protection segment was largely capacity constrained in 2001. As a result, the Company purchased an existing 75,000 square foot factory on 20 acres of land in close proximity to its existing factory in Montgomery, Alabama. This expansion provides the segment the necessary capacity to generate incremental revenue of approximately $10 million per year. Of the $5.2 million of increased revenue generated by the Attack Protection segment, $1.8 million was generated as a result of this expansion. Attack Protection also encompasses the Company's Fiber SenSys product line. This product line continued to experience increased demand for its perimeter protection product resulting in sales of $4.9 million in 2002 as compared to $1.5 million in 2001. As such, 65.3% of the revenue growth in the Attack Protection segment in 2002 resulted from the growth of the Fiber SenSys product. Revenues from the Federal Security Systems segment decreased from $18.7 million in 2001 to $13.4 million in 2002. This was a decrease of 28.4%. At December 31, 2001 the Federal Security System segment backlog was a relatively small $380 thousand. Substantially all of the Company's revenue is backlog driven.
Its backlog is therefore a precursor to future revenues. The Federal Security Segment's failure to have any meaningful backlog at December 31, 2001 resulted in substantially all of its 2002 revenue to be driven by contract awards it received in 2002. This will inherently cause its revenue to decline. The Federal Security segment did conclude 2002 with $11.4 million of backlog. Revenues from the Public Safety and Justice segment increased $25.1 million from $4.5 million in 2001 to $29.6 million in 2002, On May 2, 2002, the Company completed its acquisition of Tiburon, Inc. Prior thereto, the Company controlled approximately 20% of Tiburon and recorded its investment in Tiburon under the equity method of accounting. Subsequent to May 2, 2002, Tiburon became a wholly owned subsidiary of the Company and thus its results are now consolidated with those of the Company. Tiburon's revenues for the eight (8) month period it was owned by the Company were $24.9 million, which accounts for substantially all of this segment's revenue increase.

Expenses. Cost of goods sold increased from $102.1 million in 2001 to $120.7 million in 2002. This was an increase of $18.6 million or 18.2%. This increase was largely a result of the acquisition of Tiburon on May 2, 2002, which added an additional $10.4 million of cost of goods sold to the results of the Company. The balance of the increase in cost of goods results from increases from the Institutional Security Systems and Attack Protection segments, offset by a decline from the Federal Security Systems segment.

The smaller percentage increase in cost of goods sold as compared to the percentage increase in sales resulted in an increased gross profit percentage of 22.4% in 2002 as compared to 19.8% in 2001. Gross profit increased from $25.3 million in 2001 to $34.8 million in 2002.

Cost of goods sold in the Institutional Security Systems segment increased from $66.3 million in 2001 to $72.8 million in 2002. This was an increase of $6.5 million or 9.8%, This increase was larger than the related sales increase of this segment of 3.9% resulting in a decline in the gross profit percentage from 18.2% in 2001 to 13.5% in 2002. During 2002, the West Coast operations of the Institutional Security Systems segment experienced significant cost overruns on many of its projects. These cost overruns amounted to approximately $1.8 million, which accounts for the majority of the decline in the segment's gross profit percentage in 2002. Cost overruns amounted to approximately $0.6 million and $1.2 million in the 3rd and 4th quarters of 2002, respectively. To address this situation, the Company implemented more centralized controls and has replaced certain personnel at its West Coast operations. Cost of goods sold in the Attack Protection segment increased from $16.8 million in 2001 to $23.7 million in 2002. This was an increase of $6.9 million or 41.4%. This increase was larger than the related sales increase of this segment of 22.4%, resulting in a decline in the gross profit percentage from 27.7% in 2001 to 16.3% in 2002. The Attack Protection segment experienced lower-than-expected volume in its Bullet and Blast Resistant windows and doors product line which was exacerbated by excess plant capacity which resulted from the addition of its new 75,000 square foot factory which was placed in service during the first quarter of 2002. As a result of the terrorist attacks of September 11, 2001, the Company geared up in anticipation of increased demand for this segment's product, which is only now beginning to materialize. This new factory was provisioned and staffed, via new equipment and hires as well as by the movement of equipment and staff from its existing factory. This resulted in the Company running both of its factories at levels significantly below optimum capacity, resulting in numerous operational inefficiencies. As a result, the Company experienced incremental expenses in excess of the commensurate volume increase thus resulting in its decline in gross profit percentage. Cost of goods sold in the Federal Security Systems segment decreased from $16.3 million in 2001 to $11.0 million in 2002. This was a decrease of $5.3 million or 32.5%. This decrease was larger than the related sales decrease of this segment of 28.4%, resulting in an increase in the gross profit percentage from 12.7% in 2001 to 17.8% in 2002. Substantially all of the projects awarded to this segment are discrete projects. The increased gross profit percentage is a result of the projects awarded in 2002 having a greater margin than those awarded in the prior year. Cost of goods sold in the Public Safety and Justice segment increased from $2.7 million in 2001 to $13.2 million in 2002. This was an increase of $10.5 million. Substantially all of this increase was a result of the Company's May 2, 2002 acquisition of Tiburon.

Operating expenses increased from $17.4 million in 2001 to $25.8 million in 2002. This was an increase of $8.4 million or 48.3%. Substantially all of the change in operating expenses was a result of the Company's May 2, 2002 acquisition of Tiburon.

Amortization of Intangible Assets and Capitalized Software Acquired in
the Tiburon Acquisition    In conjunction with the acquisition on May 2,
2002, of Tiburon, Inc. and in compliance with Statement of Financial Accounting Standards No. 141, (SFAS 141) Business Combinations, the Company determined the fair valued the following identifiable assets and assigned the indicated lives thereto for purposes of amortization.












                                         Amount             Life
                                         ------             ----
                                     (in thousands)       (in years)

          Trade name                   $   5,340          Indefinite
          Customer relationships       $   2,500              14
          Software                     $   3,000               5
          Backlog                      $     300               2
          Other                        $     135               3



The amortization of the above intangibles for the eight (8) months the Company owned Tiburon in 2002 resulted in the Company recording amortization expense related to the intangibles of $649 thousand included in operating expenses.

Research and Development expenses increased from $70 thousand in 2001 to $ 4.9 million in 2002. Historically, the Company did not expend significant monies on research and development. In 2002, with the acquisition of Tiburon, the Company expended significantly more dollars on software development. It should be noted that these research and development expenditures are presently expected to be recurring expenses and the approximate $4.8 million incurred by Tiburon in 2002 was only for the eight (8) month period Tiburon was owned by CompuDyne in 2002. The amount expended by Tiburon during calendar 2002, including the period it was not owned by the Company was significantly greater. Tiburon provides a fully integrated suite of products including computer assisted dispatch, records management, court and probation software systems for the law enforcement, fire and rescue, corrections and justice markets. Tiburon is a worldwide market leader in the development, implementation, and support of public safety and justice automation systems. Being a technology driven enterprise, Tiburon is required to continually update and enhance its software offerings thus causing it to incur significant research and development costs.

Interest expense decreased from $2.6 million in 2001 to $1.4 million in 2002. The decrease in the Company's interest expense in 2002 is a result of the Company repaying a high interest rate subordinate borrowing ($9 million at 13.15%) in October 2001 with the proceeds from its Private Investment, Public Equity ("PIPE") financing. In addition, 2001 interest expense included $357 thousand of expense related to the write off of non-recurring capitalized finance charges from a previous bank financing that was replaced in November 2001. In addition, to finance the acquisition of Tiburon, Inc. the Company's banks increased its line of credit by $10 million, which the Company borrowed in full to pay part of the cash portion of the purchase price included in operating expenses.

The following table compares the weighted average of the Company's 2002 and 2001 interest bearing borrowings and the related interest rates charged thereon.


                                  Average 2002            Average 2001
                               Amount        Rate     Amount        Rate
                               ------        ----     ------        ----
(in thousands)
Bank borrowings              $  22,369        5%    $  13,997        8%
Subordinated borrowings      $   1,145        5%    $   8,081       13%
Amortization and write-off
    of financing charges     $     145              $     439



Other income in 2002 primarily relates to dividends of $76 thousand received on the investment in the preferred shares of Tiburon and equity income of $23 thousand recorded on the investment in Tiburon prior to May 2, 2002.

Taxes on Income    The effective tax rate in 2002 was 36.1% as compared
to 28.4 % in 2001. In 2001 a reduction of a valuation allowance on a deferred tax asset on the Company's balance sheet was recorded because it was determined that as a result of the Company's continued higher level of taxable earnings, it is more likely than not that the Company would realize the tax benefit. For 2001 the benefit was $534 thousand. Absent this valuation reduction, the effective tax rate would have been 37.8% in 2001. The primary reason for this change in effective tax rates is due to a change in the mix in the states in which the Company's earnings occur and because of lower levels of tax deductions received from same day sales from employees exercising and selling stock purchased under the Company's stock option plan.

Net Income. The Company reported net income of $1.8 million and $4.1 million in 2002 and 2001, respectively. Fully diluted earnings per share decreased to $.23 in 2002 from $.67 in 2001. The weighted average number of common shares outstanding and equivalents increased from 6.1 million in 2001 to 7.9 million in 2002. During the year, approximately
92.4 thousand shares of common stock were repurchased by the Company. This decline in the shares outstanding was offset by the new shares issued in the Tiburon purchase transaction in late May 2002.





YEARS ENDED DECEMBER 31, 2001 AND 2000

Revenues. The Company had revenues of $127.4 million and $130.6 million for the years ended December 31, 2001 and December 31, 2000,
respectively. This was a decline of $3.2 million or 2.5%.   Revenues from
the Institutional Security Systems segment declined from $87.4 million in 2000 to $81.0 million in 2001. This 7.3% decline in revenues was primarily the result of the delay in starting work on a significant project previously awarded to the Company. The Essex County, New Jersey jail project is a $22 million project and is the largest contract the Company has ever received. The Company had expected to have completed a significant amount of this project during 2001. Due to delays by the general contractor, to whom the Company is a subcontractor, the completion date for the Company's involvement with this project moved from 2001 to 2002. Revenues from the Attack Protection segment were stable at $23.2 million for both 2001 and 2000. The Attack Protection segment was largely capacity constrained in 2001 and in February 2002 the Company purchased an existing 75,000 square foot building on 20 acres of land which will be used to expand this segment's manufacturing capabilities by approximately $10 million per year. Revenues from the Federal Security Systems segment grew from $14.8 million in 2000 to $18.7 million in 2001. This 26.3% growth was the result of this segment receiving new projects from various governmental agencies. The Public Safety and Justice segment had a revenue decline of $660 thousand from $5.1 million in 2000 to $4.5 million in 2001, due to a decrease in customer orders.

Expenses. Cost of goods sold declined from $105.1 million in 2000 to $102.1 million in 2001. This was a decline of $3.0 million or 2.9%. This decline was largely a result of the decrease in revenue experienced by the Company in 2001 as compared to 2000.

The larger percentage decline in cost of goods sold as compared to the percentage decline in sales resulted in an increased gross profit percentage of 19.8% in 2001 as compared to 19.5% in 2000. Gross profit declined from $25.5 million in 2000 to $25.3 million in 2001.

Cost of goods sold in the Institutional Security Systems segment declined from $72.0 million in 2000 to $66.3 million in 2001. This was a decline of $5.7 million or 7.9%, largely a result of the decrease in revenue experienced by this segment during the comparable period. Cost of goods sold in the Attack Protection segment decreased from $17.6 million in 2000 to $16.7 million in 2001. This was a decline of $823 thousand or 4.9%. This decline was largely a result of operating efficiencies attained at this segment. Cost of goods sold in the Federal Security Systems segment increased from $12.7 million in 2001 to $16.3 million in 2001. This was an increase of $3.6 million or 28.3% and was largely attributable to the increase in revenues experienced by this segment over the comparable period. Cost of goods sold in the Public Safety and Justice segment declined from $2.8 million in 2000 to $2.7 million in 2001. This was a decrease of $75 thousand or 2.7%. This segment had a decline in revenues during the comparable period of 12.9% and due to significant fixed costs was unable to reduce its cost of goods sold as its revenues declined.

Operating expenses declined from $17.8 million in 2000 to $17.4 million in 2001. This was a decrease of $400 thousand or 2.3%, which is a result of the decreased sales level. Operating expenses in the Institutional Security Systems segment declined from $9.4 million in 2000 to $8.4 million in 2001. This was a decrease of $1.0 million or 10.6% and is attributable to the decline in revenues experienced by this segment. Operating expenses in the Attack Protection segment increased from $3.5 million in 2000 to $3.8 million in 2001. This was an increase of $274 thousand or 7.8%. The Company anticipated this segment of the business to have enhanced growth opportunities and thus invested in additional resources in 2001 to be able to handle the future growth of this segment. Operating expenses in the Federal Security Systems increased from $740 thousand in 2000 to $906 thousand in 2001. This was an increase of $166 thousand or 22.4%. This increase was largely a result of this segment's increase in revenues over the comparable period. Operating expenses in the Public Safety and Justice segment declined from $2.5 million in 2000 to $2.4 million in 2001. This was a decrease of $98 thousand or 3.9%. This segment had a decline in revenues during the comparable period of 12.9% and due to significant fixed costs was unable to reduce its operating expenses as its revenue declined. Corporate operating expenses increased from $1.7 million in 2000 to $2.0 in 2001. This was an increase of $272 thousand or 16.0%. This increase was a result of increased staffing levels at the Company's headquarters and the result of the Company hiring a Public Relations firm in 2001 to enhance the Company's ability to present itself to the industries it serves as well as the investment community.

Research and Development Costs. Research and development costs include material, engineering labor and allocated overhead. The Company historically spends a minimal amount on research and development. The amount expended by the Company on research and development decreased from $220 thousand in 2000 to $70 thousand in 2001. This represented .17% of revenues in 2000 and .05% of revenues in 2001.

Other income in 2001 primarily relates to dividends of $120 thousand the Company received on its investment in the preferred shares of Tiburon and equity income of $75 thousand recorded on its investment in Tiburon.

Interest expense increased from $2.0 million in 2000 to $2.6 million in 2001. Included in interest expense in 2001 is $357 thousand of expense related to the write-off of non-recurring financing charges from a previous bank financing that was replaced in November 2001. The remainder of the increase was due to a higher average level of borrowing in 2001 as compared to 2000, offset by lower average interest rates.
This bank financing was on more favorable terms than the replaced financing. The Company borrowed $6.0 million in June 2001 to fund it's investment in common and preferred stock of Tiburon. On October 29, 2001 the Company completed the sale of 1.076 million new common shares in a Private Investment, Public Equity ("PIPE") transaction. The stock was sold at a price of $12 per share, which netted the Company approximately $12.0 million in new equity capital. In this same transaction approximately 1.37 million CompuDyne common shares owned by William
Blair Mezzanine Capital Partners, II L.P. (the "Shareholder") were resold. As a result of this transaction, the Shareholder realized approximately $12.8 million, and by agreement with the Shareholder, the Company realized approximately $2.5 million in net capital proceeds. As a condition of the sale of the Shareholder's shares of common stock, the Company was required to repay the $9.0 million 13.15% subordinated note
held by the Shareholder.   The shares sold by the Shareholder included
the shares underlying a warrant exercisable at $3.25 per share for 297,000 shares. Upon exercise of this warrant, the Company realized approximately $1.0 million of equity capital. The Company utilized the proceeds of these offerings to retire $9.0 million of high interest subordinated debt and to pay down other bank debt. On November 16, 2001 the Company entered into a new borrowing arrangement with PNC Bank, N.A. and repaid its existing bank borrowings. These new borrowings consisted of a $5.0 million term loan and a $20.0 million line of credit. These borrowing facilities were on more favorable terms than were the previous arrangements. As a result of this refinancing the Company wrote off approximately $357 thousand of capitalized financing fees related to the old borrowing.

Taxes on Income. The Company's effective tax rate in 2001 was 28.4% as compared to 26.0% in 2000. In both years the Company benefited by the reduction of a valuation allowance on a deferred tax asset on it's balance sheet because the Company determined that as a result of it's continued higher level of taxable earnings, it is more likely than not that the Company will realize a tax benefit from it. For 2001 the benefit was $534 thousand and for 2000 the benefit was $735 thousand. Absent these valuation reductions, the effective tax rate would have been 37.8% in 2001 as compared to 37.7% in 2000. The primary reason for this decline is due to the Company receiving extra territorial tax credits on income earned on export sales which was available for 12 full months in 2001 and only the last four months of 2000.

Net Income. The Company reported net income of $4.1 million in both 2001 and 2000. Fully diluted earnings per share decreased from $.69 in 2000 to $.67 in 2001. The weighted average number of common shares outstanding and equivalents increased from 6.0 million to 6.1 million in 2001.
During the year the Company repurchased approximately 314,000 treasury shares. The decline in shares outstanding from the repurchased shares was offset by the new shares issued in the PIPE transaction in late October 2001.



Liquidity and Capital Resources

The Company funds its operations through cash flows generated from its operations, bank financing, and the sale of its common stock. The Company's liquidity requirements arise from cash to carry its inventories, billed and unbilled receivables, capital expenditures, to repurchase shares of its common stock under its share repurchase program, for payments of principal and interest on outstanding indebtedness and for acquisitions. The ultimate customers of the Company are primarily Federal, State and local governmental units. In the event the funding of these governmental units is reduced for any reason, including budgetary reductions due to economic conditions, there is a risk that the demand for the Company's goods and services would decrease which would reduce the availability of funds to the Company.

As of December 31, 2002, the Company had working capital of $30.8 million compared with $27.4 million as of December 31, 2001. The most significant changes in working capital were increases in accounts receivable and contract costs in excess of billings, offset by increases in billings in excess of contract costs incurred and deferred revenue.

Net cash provided by operating activities was $1.8 million in 2002 versus $2.2 million used in operating activities in 2001.

Net cash used in investing activities was $13.5 million in 2002 compared to $7.1 million in 2001. Capital expenditures of $3.7 million were made in 2001and 2002 for the acquisition and provisioning of the Attack Protection segment's new 75,000 square foot factory in Montgomery, Alabama to increase capacity of the Attack Protection segment. Additionally, $10.4 million, net, was the cash portion used by the Company to acquire the shares of Tiburon, Inc. not previously owned by the Company.

Net cash provided by financing activities amounted to $12.7 million in 2002 compared with $8.5 million in 2001. The increase in cash provided by financing activities is primarily a result of additional borrowings under the Company's bank credit facilities.

Much of the Company's change in cash flows from its operating, investing, and financing activities resulted from the Company's May 2, 2002 acquisition of Tiburon.









The following table summarizes the contractual obligations of the Company as of December 31, 2002 and the payments due by period.



                          Payments Due by Period
                          ----------------------
                              (in thousands)
                       Long-Term Debt   Operating Leases
                       --------------   ----------------
December 31:
          2003      $       2,402       $      2,835
          2004             21,103              2,091
          2005                440              1,260
          2006                440                272
          2007                440                132
     Thereafter             2,685                463
                          -------             ------
     Totals         $      27,510       $      7,053
                          =======             ======

The Company's total outstanding borrowings at December 31, 2002 amounted to $27.5 million. These borrowings were at variable rates.

The Company had two (2) borrowings from Banks; both made under a Credit Agreement that provides for both term borrowings and a line of credit. The first borrowing is a 3-year term loan due in quarterly installments through November 2004. This borrowing of $5.0 million was entered into on November 16, 2001. The amount outstanding as of December 31,
2002 was $3.3 million. The interest rate is variable and can range from LIBOR +1.75% to 3.5% or prime +0.5% to 2.25%. The rate charged the Company is based on the Company's leverage ratio at the end of each quarter. The leverage ratio is defined as the ratio of consolidated indebtedness for borrowed money, capital leases, guaranties of borrowed money and reimbursement obligations in respect of letters of credit divided by the Company's earnings before interest, taxes, depreciation, and amortization (EBITDA).

The second borrowing available from Banks under the Credit Agreement is a $30.0 million line of credit which steps down to $28 million on April 1, 2003, due November 16, 2004. The amount outstanding under this line of credit at December 31, 2002 was $19.0 million. Its interest rate is variable and can range from LIBOR + 1.50% to 3.25% or prime 2.5% to 2.0%. The rate charged the Company is based on the Company's leverage ratio at the end of each quarter as defined above.

The Company also had (2) two industrial revenue bonds outstanding at December 31, 2002 in the amounts of $1.7 million and $3.5 million. These borrowings bear interest at variable rates between 1.20% and 2.15% based
on weekly market conditions.   These bonds are fully collateralized by
Bank letters of credit issued under the Bank Credit Agreement. The Company's Banks consider letters of credit as outstanding borrowings when considering the amount of availability the Company has remaining under its line of credit.

Other than the Company's $5.8 million of letters of credit, $4.0 million of which was entered into in April, 2002, primarily to secure an Industrial Revenue Bond Borrowing on the Company's new Attack Protection facility, the Company has no other material off balance sheet liabilities.

The Company had $5.2 million of unused availability under its line of credit at December 31, 2002.

As a result of the variable nature of the interest rate on the Company's Bank borrowings, any increase in the amount of outstanding borrowings and/or decreases in the company's EBITDA (an increase in the "leverage ratio") will result in the Company's interest rate increasing and thus the amount of interest expense incurred also increasing.

The Company anticipates that cash generated from operations and borrowings under the working capital line of credit will enable the Company to meet its liquidity, working capital and capital expenditure requirements during the next 12 months. The Company, however, may require additional financing to pursue its strategy of growth through acquisitions. If such financing is required, there are no assurances that it will be available, or if available, that it can be obtained on terms favorable to the Company. The Company presently has no binding commitment or binding agreement with respect to any acquisition or strategic investment. However, from time to time, the Company may be party to one or more non-binding letters of intent regarding material acquisitions, which, if consummated, may be paid for with cash or through the issuance of a significant number of shares of the Company's common stock. On May 2, 2002, the Company completed the acquisition of Tiburon, Inc. Total consideration paid for the purchase of the portion of Tiburon that the Company did not previously own amounted to approximately $10.4 million, net in cash and approximately 1.1 million shares of CompuDyne common stock for a total acquisition cost of $33.8 million. To fund the cash portion of the Tiburon acquisition, the Company negotiated an increase in its bank line of credit of $10.0 million to $30.0 million effective May 2, 2002. Borrowings made by the Company under this increased facility may result in increased interest rates charged to the Company, to the extent its leverage ratio changes resulting in increased interest charges. As a result of the approval of this borrowing, the Company had adequate cash available to complete this transaction.

On March 21, 2003, the Company's banks amended its loan agreements, which included a waiver of compliance with various of its loan covenants as of December 31, 2002. In conjunction with the amendment, the Company agreed to raise $7.0 million of new equity or borrowings, or a combination thereof, subordinate to its existing bank borrowings by June 30, 2003. The Company does not know what the raising of this subordinate capital will cost or what its terms may be. In lieu of raising the $7.0 million of new equity or borrowings, the Company is in discussions to replace one of its lenders and amend its loan agreements.

Additional Considerations

Cost Containment

Due to current economic conditions, and in light of a very strong competitive environment, the Company recognizes that its ability to increase the prices it charges its customers is limited. As a result, in order to enhance its profitability, the Company recognizes it is necessary to continue to seek ways to reduce its costs.

Office Closures and Consolidations

In January 2003, the Company decided to close its Midwest Regional Office and consolidate its operations into its Montgomery, Alabama office. The Company does not believe this office closure will negatively impact its
ability to generate sales in the Mid   West region.  The Company
anticipates that closure of this office will result in annual savings of approximately $100 thousand a year in overhead. During 2002, the Company consolidated three (3) of its California Public Safety and Justice offices and reduced excess rental space in several other Public Safety and Justice segment offices.

Pension Plan

The Company had a money purchase pension plan which covered employees at one of its divisions. Salaried employees at this division were eligible to participate in this plan after one year of service. Annual contributions of between 3% and 5% of annual compensation were made by the Company depending on the employees' years of service. The expense related to the plan was $ 506 thousand and $486 thousand in 2002 and 2001 respectively. The balances in this plan will be 100% vested and rolled into the CompuDyne 401K plan some time during 2003.

CompuDyne's Total Backlog

CompuDyne's total backlog amounted to $204.3 million at December 31, 2002. $68.7 million of this December 31, 2002 backlog is a result of the acquisition of Tiburon by the Company. This was an increase of 85.2% from the Company's December 31, 2001 backlog of $110.3 million. Effective with the March 31, 2002 Form 10-Q, the Company has started reporting its backlog on a revenue backlog basis. Prior thereto the Company reported its backlog on a billing basis. The backlog reported on a billing basis at December 31, 2001 was $118.3 million. The break down of the Company's backlog by business segment is as follows:


                                            December 31     December 31
     Segment                                    2002            2001
                                                ----            ----
                                                   (in thousands)

     Institutional Security Systems        $    99,527      $   92,325
     Attack Protection                          18,478          16,605
     Federal Security Systems                   11,440             380
     Public Safety and Justice                  74,867             998
                                               -------         -------
          Totals                           $   204,312      $  110,308
                                               =======         =======


Included in the backlog of the Public Safety and Justice segment at December 31, 2002 is $26.3 million representing awards received by the segment, for which the customers have not yet entered into signed contracts. These awards are expected to result in signed contracts over the next twelve (12) months.

Critical Accounting Policies

A complete description of the Company's significant accounting policies appears in Note 1 of the accompanying consolidated financial statements.

Percentage of Completion Accounting

Approximately 85.0% of the Company's revenues are derived from long term contracts where revenue is recognized under the percentage of completion method of accounting. The Company's software related contracts utilize labor hours incurred to date on a project, divided by the total expected project hours to determine the completion percentage. The Company's manufacturing, construction, and service contracts utilize costs incurred to date on a project, divided by the total expected project costs to determine the completion percentage. Both of these methods require considerable judgment and as such, the estimates derived at any point in time could differ significantly from actual results. These estimates effect many of the balance sheet and statement of operations accounts including net sales, cost of goods sold, accounts receivable, contract costs in excess of billings and billings in excess of contract costs incurred.

Provisions for estimated losses on uncompleted contracts are recognized in the period such losses are determined.

Goodwill and Intangible Assets

The Company reviews the carrying value of goodwill and intangible assets annually, utilizing a discounted cash flow model. Changes in estimates of future cash flows caused by items such as unforeseen events or changes in market conditions could negatively affect the reporting unit's fair value and result in an impairment charge. The Company cannot predict the occurrence of events that might adversely affect the reported value of goodwill and intangible assets that totaled $22.0 million and $10.2 million, respectively at December 31, 2002.

Economic Conditions and the After Effect of the September 11, 2001 Terrorist Attacks

Much of the work CompuDyne performs is for State and Local Governmental units. These entities have been particularly hard hit by recent economic conditions and the resultant contraction of the tax bases of these governmental units. This has caused these governmental units to carefully evaluate their budgets and defer expenses and projects where possible. Much of the work of the Company's Public Safety and Justice, and Institutional Security Systems segments is contracted with these State and Local governmental units. As a result, these segments, although building a strong backlog, have seen delays in new work available to be bid and worked on. In addition, even work that has been contracted for, where possible is being deferred by the customer into the future, presumably when the economy experiences more robust times.

After the occurrence of the tragic events of the September 11, 2001 terrorist attacks, there was a general perception that CompuDyne's Federal Security Systems and Attack Protection segment would see a significant increase in order flow. Although over time the Company does believe these units will start to see a significant increase in business that has only recently begun. To the contrary, in the months subsequent to the terrorist attacks these segments actually saw a slowing in new work opportunities as the various Federal agencies and other customers that are the usual source of business for the Company slowed their procurement processes waiting for definitive direction as to how to proceed in the post September 11 world. Now further complicated by the military action in Iraq, the Company's customers are reevaluating priorities and budgets and are funding their most pressing demands while also making key decisions as to which projects can be deferred.

As a result of the above factors, the Company is experiencing a more challenging marketplace than it has experienced in several years.


Impact of Inflation

Inflation has not had a significant effect on CompuDyne's operations during the year ended December 31, 2002.

Market Risk

The Company is exposed to market risk related to changes in interest rates and, to an immaterial extent, to foreign currency exchange rates. At December 31, 2002, the Company had a total of $27.5 million of notes payable outstanding. These borrowings were all at variable rates. The Company entered into an interest rate swap agreement on June 26, 2001 in the initial amount of $11.5 million. The amount of this swap agreement declines by $676 thousand on a quarterly basis until it becomes $0 on October 1, 2005. At December 31, 2002 the amount of the swap agreement had declined to $7.4 million at a fixed rate of 4.9%. As such, approximately $20.1 million of the Company's variable rate borrowings were not hedged with an interest rate swap agreement. In the event interest rates increase dramatically, the increase in interest rate expense to the Company could be material to the results of operations of the Company.

Recently Issued Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation -- Transition and Disclosure, an amendment of FASB Statement No. 123" which amends SFAS No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" and the reporting provisions of APB No. 30, "Interim Financial Reporting." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Adoption of this statement is required at the beginning of fiscal year 2003. Management does not expect that adoption of this pronouncement will have a material effect on the financial position, results of operations or cash flow of CompuDyne.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The statement is effective for fiscal years beginning after December 31, 2002. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Company does not believe the adoption of this standard will have a material impact on the Company's financial position or results of operations.


In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement is effective for fiscal years beginning after May 15, 2002. SFAS 145 requires, among other things, eliminating reporting debt extinguishments as an extraordinary item in the income statement. The Company does not believe the adoption of this standard will have a material impact on the Company's financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be
Disposed of", and the accounting and reporting provisions of APB 30,
"Reporting the Results of Operations   Reporting the Effects of Disposal
of a Segment of a Business", and "Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The Company adopted SFAS No. 144 on January 1, 2002. Adoption of SFAS No. 144 did not have a significant impact on its results of operations or its financial position.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not believe the adoption of this standard will have a material impact on its financial position or on the results of its operations.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which is effective January 1, 2002. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS No. 142 also required the Company to complete a transitional goodwill impairment test six months from the date of adoption. During the second quarter of 2002, the Company completed the first step of the required initial test for potential impairment of goodwill including the goodwill recorded in connection with its May 2, 2002 acquisition of Tiburon. Amortization of this goodwill for the twelve months ended December 31, 2001 was $66 thousand.



In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the recognition of liabilities for guarantees that are issued or modified subsequent to December 31, 2002. The liabilities should reflect the fair value, at inception, of the guarantors' obligations to stand ready to perform, in the event that the specified triggering events or conditions occur. The Company is currently evaluating the provisions of this interpretation; however, it does not believe they will have a material effect on the Company's future results of operations or financial condition. The Interpretation also requires disclosure of accounting policies and methodologies with respect to warranty accruals, as well as a reconciliation of the change in these accruals for the reporting period. Refer to Note 14, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements for additional information.

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." The Interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Interpretation applies immediately to variable interest entities created after January 31, 2003, or in which the Company obtains an interest after that date. The Interpretation is effective July 1, 2003 to variable interest entities in which the Company holds a variable interest acquired before February 1, 2003. The Company is in the process of assessing the impact of adopting this Interpretation, if any, on its financial position and results of operations.

Safe Harbor Statement Under the Private Securities Litigation Reform
Act of 1995

Certain statements made in this Annual Report with regard to the Company's expectations as to future revenues, expenses, financial position and industry conditions, the Company's ability to secure new contracts, it's goals for future operations, implementation of business strategy and other future events constitute "forward-looking statements" within the meaning of the federal securities law. When used in this Annual Report, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to management, identify forward-looking statements. Although the Company makes such statements based on current information and assumptions it believes to be reasonable, there can be no assurance that actual results will not differ materially from those expressed or implied by such forward-looking statements. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain important factors, including but not limited to, demand for the Company's products, competitive factors and pricing pressures, changes in legal and regulatory requirements, government budget problems, delays in government procurement processes, technological change or difficulties, product development risks, commercialization difficulties, adverse results in litigation and general economic conditions. Risks inherent in the Company's business and with respect to future uncertainties are further described in our other filings with the Securities and Exchange Commission.










































                      INDEPENDENT AUDITORS' REPORT


Board of Directors and Shareholders of
CompuDyne Corporation:
Hanover, Maryland

We have audited the accompanying consolidated balance sheets of CompuDyne Corporation and its subsidiaries, (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CompuDyne Corporation and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP
Baltimore, Maryland
March 25, 2003

               COMPUDYNE CORPORATION AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS

                                                     December 31,

                                   ASSETS        2002            2001
                                                 ----            ----
                                               (dollars in thousands)
Current Assets
   Cash and cash equivalents                $   1,274       $     296
   Accounts receivable, net                    45,168          34,188
   Contract costs in excess of billings        21,854          14,564
   Inventories                                  6,401           6,243
   Deferred tax assets                          1,220             843
   Prepaid expenses and other                   2,510           2,093
                                               ------          ------
         Total Current Assets                  78,427          58,227

Property, plant and equipment, net             12,171           7,322
Goodwill and intangible assets, net            32,109           3,753
Investment in affiliated company                   -            6,076
Deferred tax assets                               987             570
Other                                             667             483
                                              -------         -------
         Total Assets                       $ 124,361       $  76,431
                                              =======         =======

                  LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
   Accounts payable and accrued liabilities $  22,235       $  21,929
   Billings in excess of contract
     costs incurred                            17,330           6,504
   Deferred revenue                             5,641              -
   Current portion of notes payable             2,402           2,394
                                              -------         -------
         Total Current Liabilities             47,608          30,827

Notes payable                                  25,108          11,593
Subordinated notes payable                         -            1,175
Deferred tax liabilities                        2,114              -
Other                                             327             199
                                              -------         -------
         Total Liabilities                     75,157          43,794
                                              -------         -------




Commitments and Contingencies

Shareholders' Equity
 Preferred stock, 2,000,000 shares
     authorized and unissued                       -               -

 Common stock, par value $.75 per share:
    15,000,000 shares authorized; 8,391,522 and
    7,133,334 shares issued at December 31, 2002
    and 2001, respectively                      6,294           5,350
 Additional paid-in-capital                    42,508          27,976
 Retained earnings                              4,518           2,704
 Accumulated other comprehensive loss            (196)           (114)
 Treasury stock, at cost; 573,930 shares
    and 477,869 shares at December 31, 2002
    and 2001, respectively                     (3,920)         (3,279)
                                              -------         -------
 Total Shareholders' Equity                    49,204          32,637
                                              -------         -------
 Total Liabilities and Shareholders' Equity $ 124,361       $  76,431
                                              =======         =======


The accompanying notes are an integral part of these financial statements


























                 COMPUDYNE CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF OPERATIONS

                                            Year Ended December 31,
                                        2002        2001         2000
                                        ----        ----         ----
                                    (in thousands, except per share data)

Net sales                          $ 155,556     $ 127,394     $ 130,611
Cost of goods sold                   120,740       102,114       105,109
                                     -------       -------       -------
Gross profit                          34,816        25,280        25,502

Operating expenses                    25,785        17,378        17,792
Research and development               4,916            70           220
                                     -------       -------       -------
Operating income                       4,115         7,832         7,490
                                     -------       -------       -------
Other expense (income)
 Interest expense                      1,427         2,552         2,000
 Interest income                         (33)          (12)          (66)
 Other income                           (119)         (432)          (34)
                                     -------       -------       -------
   Total other expense                 1,275         2,108         1,900
                                     -------       -------       -------

Income before income taxes             2,840         5,724         5,590
Income taxes                           1,026         1,632         1,451
                                     -------       -------       -------
Net income                         $   1,814     $   4,092     $   4,139
                                     =======       =======       =======

Earnings per share:
Basic earnings per share           $     .24     $     .75     $     .78
                                     =======       =======       =======
Weighted average number of common
 shares outstanding                    7,456         5,424         5,339
                                     =======       =======       =======

Diluted earnings per share         $     .23     $     .67     $     .69
                                     =======       =======       =======

Weighted average number of common
 shares and equivalents                7,940         6,110         6,028
                                     =======       =======       =======

The accompanying notes are an integral part of these financial statements

                  COMPUDYNE CORPORATION AND SUBSIDIARIES
       CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                             (in thousands)



                                            Additional  Receivable   Retained
                            Common Stock     Paid-in      From       Earnings
                           Shares   Amount   Capital    Management  (Deficit)
                          ----------------   -------   ----------   ---------

Balance at January 1, 2000  5,413  $ 4,060  $  11,734   $  (30)    $  (5,527)

Payoff of management
   receivable                                               30

Tax benefit from the exercise
   of stock options                                25
Stock options exercised        60       44        111

Purchase of treasury stock, net

Net income                                                             4,139
                         ---------------------------------------------------
Balance at Dec. 31, 2000    5,473    4,104     11,870       -         (1,388)


Tax benefit from the exercise
  of stock options                              1,310
Common stock issued in PIPE 1,076      808     12,413
Common stock issued            10        8         80
Warrants and stock
  options exercised           574      430      2,303

Purchase of treasury stock

                         ---------------------------------------------------
Subtotal                    7,133    5,350     27,976       -         (1,388)
                         ---------------------------------------------------
Net income                                                             4,092

Other comprehensive income,
  net of tax:
    Loss on interest rate swap
       agreement



     Translation adjustment
                            ------------------------------------------------
Comprehensive income (loss)                                            4,092
                            ------------------------------------------------
Balance at Dec. 31, 2001    7,133    5,350     27,976       -          2,704

Tax benefit from the exercise
  of stock options                                253

Common stock issued in
  connection with acquisition
  of  Tiburon, Inc.         1,124      843     13,406

Warrant issued in
  connection with acquisition
  of  Tiburon, Inc.                               262

Warrants exercised in
  cashless exercise             9        6         58

Stock options exercised       126       95        553

Purchase of treasury shares
                            -------------------------------------------------
Subtotal                    8,392    6,294     42,508       -          2,704
                            -------------------------------------------------
Net income                                                             1,814

Other comprehensive income,
  net of tax:
    Loss on interest rate swap
       agreement

    Translation adjustment
                            -------------------------------------------------
Comprehensive income (loss)                                            1,814
                            -------------------------------------------------
Balance at Dec. 31, 2002    8,392  $ 6,294   $ 42,508    $  -       $  4,518
                            =================================================











                                     Accumulated
                                       Other
                                    Comprehensive   Treasury Stock
                                        Loss       Shares     Amount   Total
                                    -------------  -----------------   -----

Balance at January 1, 2000           $      -         89   $  (207) $ 10,030
Payoff of management
   receivable                                                             30

Tax benefit from the exercise
   of stock options                                                       25
Stock options exercised                                                  155

Purchase of treasury stock, net                       76       (583)    (583)
Net income                                                             4,139
                         ---------------------------------------------------
Balance at Dec. 31, 2000                    -        165       (790)  13,796


Tax benefit from the exercise
  of stock options                                                     1,310
Common stock issued in PIPE                                           13,221
Common stock issued                                                       88
Warrants and stock
  options exercised                                                    2,733
Purchase of treasury stock                           313     (2,489)  (2,489)
                         ---------------------------------------------------
Subtotal                                    -        478     (3,279)  28,659
                         ---------------------------------------------------
Net income                                                             4,092

Other comprehensive income,
  net of tax:
    Loss on interest rate swap
       agreement                          (129)                         (129)
     Translation adjustment                 15                            15
                            ------------------------------------------------
Comprehensive income (loss)               (114)                        3,978
                            ------------------------------------------------
Balance at Dec. 31, 2001                  (114)      478     (3,279)  32,637

Tax benefit from the exercise
  of stock options                                                       253

Common stock issued in
  connection with acquisition
  of  Tiburon, Inc.                                                   14,249

Warrant issued in
  connection with acquisition
  of  Tiburon, Inc.                                                      262

Warrants exercised in
  cashless exercise                                    4      (  64)      -

Stock options exercised                                                  648

Purchase of treasury shares                           92      ( 577)    (577)
                            -------------------------------------------------
Subtotal                                  (114)      574     (3,920)  47,472
                            -------------------------------------------------
Net income                                                             1,814

Other comprehensive income,
  net of tax:
    Loss on interest rate swap
       agreement                          ( 74)                         ( 74)
    Translation adjustment                (  8)                         (  8)
                            -------------------------------------------------
Comprehensive income (loss)               ( 82)                        1,732
                            -------------------------------------------------
Balance at Dec. 31, 2002               $  (196)      574   $ (3,920)$ 49,204
                            =================================================


The accompanying notes are an integral part of these financial statements

                  COMPUDYNE CORPORATION AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                  Year Ended December 31,
                                               2002        2001        2000
                                               ----        ----        ----
                                                      (in thousands)

Cash flows from operating activities:
   Net income                              $  1,814    $  4,092    $  4,139

Adjustments to reconcile net income to
 net cash provided by (used in) operations:
   Depreciation and amortization              2,848       1,874       1,872
   Deferred income tax (benefit) expense     (1,630)       (275)       (494)
   Equity earnings in affiliated company        (23)        (75)          -
   Gain from disposition of property, plant
      and equipment                              (1)        (69)          -
   Other, net                                     -          (5)        (15)

Changes in assets and liabilities:
   Accounts receivable                       (4,828)        362        (390)
   Contract costs in excess of billings       2,922      (8,901)       (379)
   Inventories                                 (158)     (1,454)        218
   Prepaid expenses and other current assets  1,275      (1,003)        (91)
   Other assets                                 (49)       (391)        (96)
   Accounts payable and accrued liabilities  (4,887)      3,999       2,056
   Billings in excess of contract
      costs incurred                          3,482        (128)     (3,066)
   Deferred revenue                           1,021           -           -
   Other liabilities                             (9)       (232)     (1,814)
                                             -------     -------     -------
Net cash flows provided by (used in)
   operating activities                       1,777      (2,206)      1,940
                                             -------     -------     -------

Cash flows from investing activities:
   Additions to property, plant
     and equipment                           (3,150)     (1,386)       (907)
   Proceeds from sale of property, plant
     and equipment                               40         401           -
   Net payment for acquisitions             (10,362)     (6,086)     (1,285)
                                            -------      ------      ------
Net cash flows used in investing activities (13,472)     (7,071)     (2,192)
                                            -------      ------      ------



Cash flows from financing activities:
   Issuance of common stock                       -          88         181
   Warrants exercised                            64       1,862           -
   Common stock issued in PIPE                    -      13,221           -
   Stock options exercised                      902         871           -
   Purchase of treasury stock                  (641)    (18,983)       (443)
   Sale of treasury stock                         -      16,494           -
   Borrowings of subordinated notes payable       -       1,250           -
   Repayment of subordinated notes payable   (1,762)     (9,170)          -
   Borrowings of bank notes                  15,500      12,000           -
   Repayment of bank notes                   (1,390)     (9,137)        890
                                             ------      ------       ------
Net cash flows provided by
   financing activities                      12,673       8,496         628
                                             ------      ------       ------

Net change in cash and cash equivalents         978        (781)        376
Cash and cash equivalents at the
    beginning of the year                       296       1,077         701
                                             ------      ------       ------
Cash and cash equivalents at the
    end of the year                       $   1,274     $   296    $  1,077
                                             ======      ======       ======

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest                             $   1,314     $ 2,105    $  2,006
     Income taxes, net of refunds         $   2,137     $ 1,151    $  1,295
Treasury shares obtained in lieu of
  collection of notes receivable          $       -     $     -    $    140


The accompanying notes are an integral part of these financial statements
















               COMPUDYNE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations  CompuDyne Corporation, a Nevada corporation,
operates in four sectors of the security industry   Institutional
Security Systems (formerly known as Corrections), Attack Protection, Public Safety and Justice, and Federal Security Systems.

The Institutional Security Systems segment provides physical and electronic security products and services to the corrections industry (jails and prisons), and to the courthouse, municipal and commercial markets.

The Attack Protection segment manufactures bullet, blast and attack resistant windows and doors designed for high-end security applications, including embassies, courthouses, Federal Reserve buildings and banks. The Attack Protection segment also manufactures fiber optic systems used to detect physical intrusion, protect large perimeters and for the physical protection of data lines.

The Public Safety and Justice segment provides a fully integrated suite of products including computer assisted dispatching, records management, court and probation software systems for the law enforcement, fire and rescue, corrections and justice environments. In addition, the Company's Public Safety and Justice segment provides sophisticated inmate management software.

The Federal Security Systems segment provides the United States military, governmental agencies and state and local units with specialty engineering and security services, often of a classified nature.

Summary of Significant Accounting Policies    The consolidated financial
statements of CompuDyne Corporation and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation    The consolidated financial statements
include the accounts of CompuDyne Corporation and its subsidiaries. On May 2, 2002, CompuDyne completed its acquisition of all of the issued and outstanding shares of Tiburon at which time Tiburon became a wholly owned subsidiary of CompuDyne. Prior to May 2 the Company accounted for its investment in Tiburon using the equity method and such investment was included in Investment in Affiliated Company. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates   The preparation of financial statements in conformity
with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These include estimates of percentage-completion on long-term contracts and valuation allowances for contracts, accounts receivable and deferred tax assets. Actual results could differ from those estimates.

Revenue Recognition    Much of the Company's revenues are derived from
long term contracts where revenue is recognized under the percentage of completion method of accounting. Revenues and the associated costs from software products and related hardware installations as well as computer programming and systems engineering services delivered as part of the company's delivery of its software products are recognized using the percentage-of-completion method using labor hours incurred relative to total estimated contract hours as the measure of progress towards completion. The Company's manufacturing, construction, and service contracts utilize costs incurred to date on a project divided by the total expected project costs to determine the completion percentage. Revenue under cost reimbursable contracts is recognized to the extent of costs incurred to date plus a proportionate amount of the fee earned. Revenue under time and materials contracts is recognized to the extent of billable rates times hours incurred plus materials expense incurred. Revenue from fixed price construction contracts is recognized under the percentage of completion method, whereby a portion of the total contract price is recognized based on the amount of costs incurred to date as a percentage of total estimated costs. Changes in revenue, costs, and profit estimates occurring during the course of a contract are recognized in the period in which the revisions are determined. Revenues for support and maintenance contracts are deferred and recognized ratably over the life of the service contract once the system is installed. Provisions for estimated losses on uncompleted contracts are recognized in the period such losses are determined. Costs and estimated earnings in excess of billings on uncompleted contracts represent the excess of contract revenues recognized to date over billings to date on certain contracts. Billings in excess of costs and estimated earnings on uncompleted contracts represent the excess of billings to date over the amount of revenue recognized to date on certain contracts.

Sales of products, unrelated to contract revenue, are recognized as revenue at the time of shipment, which is when title passes.

Goodwill     Goodwill represents the cost in excess of the fair value of net assets acquired. In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which was effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The result of this impairment test identified that as of January 1, 2002 there were no impairments of goodwill or intangible assets recorded. CompuDyne will continue to conduct impairment tests annually in the third quarter of each fiscal year. As of September 30, 2002. There was no impairment of goodwill and intangible assets. As of January 1, 2002, CompuDyne discontinued the amortization of all goodwill. Amortization for the twelve months ended December 31, 2001 and 2000 was $66.0 thousand and $33.0 thousand, respectively. Net income and fully diluted earnings per share for the twelve months ended December 31, 2002, assuming goodwill was not amortized during this period, would not vary significantly from the amount recorded.

Impairment Accounting   CompuDyne reviews the recoverability of its
long-lived and intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the assets may not be recoverable. The measurement of possible impairment is based on CompuDyne's ability to recover the carrying value of the asset from the expected future undiscounted cash flows generated. The measurement of impairment requires management to use estimates of expected future cash flows. If an impairment loss existed, the amount of the loss would be recorded in the consolidated statements of income. It is possible that future events or circumstances could cause these estimates to change.

In October 2001, the FASB issued SFAS No. 144 ("SFAS 144"), "Accounting for the Impairment of Long-Lived Assets" which supersedes SFAS No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations
  Reporting and Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of business. This statement is effective for fiscal years beginning after December 15, 2001. SFAS 144 retains many of the provisions of SFAS 121, but addresses certain implementation issues associated with that Statement. CompuDyne adopted this standard on January 1, 2002 and has determined that the adoption did not have a significant impact on the financial position, results of operations or cash flows of CompuDyne.

Cash and Cash Equivalents    The Company considers all highly liquid
investments with an original or remaining maturity of three months or less to be cash equivalents. The Company deposits cash and cash equivalents with high credit quality financial institutions. These deposits may exceed the federally insured limits.

Property, Plant, Equipment and Software    Property, plant and equipment
are stated at cost less accumulated depreciation. Depreciation of plant and equipment is computed principally by the straight-line method based upon the estimated useful lives of the various classes of assets. Leasehold improvements are amortized over their useful lives or the term of the underlying lease, whichever is shorter. Maintenance and repair costs are charged to operations as incurred; major renewals and betterments are capitalized. In addition, the Company capitalizes software which serves as the base product used in its sales products.
Inventories   Inventories are stated at the lower of cost or market,
using the first-in, first-out (FIFO) method. Costs included in inventories consist of materials, labor, and manufacturing overhead, which are related to the purchase and production of inventories.

Warranty Reserves   In November 2002, the FASB issued Interpretation No.
45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the recognition of liabilities for guarantees that are issued or modified subsequent to December 31, 2002. The liabilities should reflect the fair value, at inception, of the guarantors' obligations to stand ready to perform, in the event that the specified triggering events or conditions occur. The Company is currently evaluating the provisions of this interpretation; however, it does not believe they will have a material effect on the Company's future results of operations or financial condition. The Interpretation also requires disclosure of accounting policies and methodologies with respect to warranty accruals, as well as a reconciliation of the change in these accruals for the reporting period. Refer to Note 14, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements for additional information.

Deferred Revenue   The Company provides ongoing maintenance and service
for many of its completed projects. Much of this work is performed pursuant to maintenance agreements, which typically cover such services for a twelve month period. The Company recognizes revenue under these contracts ratably over the term of the contract. Any revenues not yet earned under the contract is recorded as deferred revenue in the accompanying financial statements

Comprehensive Income (Loss) Comprehensive income (loss) consists of unrealized gains or (losses) on foreign currency translation adjustments and an interest rate swap agreement and is presented in the Consolidated Statements of Changes in Stockholders' Equity.

Fair Value and Hedging Effective January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which, as amended by SFAS No. 138, establishes accounting and reporting standards for derivative instruments, including some derivative instruments embedded in other contracts, and for hedging activities.
The initial adoption of SFAS No. 133 did not have a significant impact on the Company's financial statements.

The Company hedges the cash flows of some of its long-term debt using an interest rate swap. The Company enters into these derivative contracts to manage its exposure to interest rate movements by achieving a desired proportion of fixed rate versus variable rate debt. In an interest rate swap, the Company agrees to exchange the difference between a variable interest rate and either a fixed or another variable interest rate, multiplied by a notional principal amount.

Income Taxes The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under SFAS 109, deferred income taxes are recognized for the future tax consequences of differences between tax bases of assets and liabilities and financial reporting amounts, based upon enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Stock-Based Compensation The Company accounts for employee stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees", ("APB No. 25") and has adopted only the disclosure requirements of SFAS No. 123, "Accounting For Stock-Based Compensation" ("SFAS No. 123"). The Company accounts for non-employee stock-based compensation using the fair value method in accordance with SFAS No. 123.

Other Recently Issued Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 148
("SFAS 148"), "Accounting for Stock-Based Compensation --Transition and Disclosure, an amendment of FASB Statement No. 123" which amends SFAS No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" and the reporting provisions of APB No. 30, "Interim Financial Reporting." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Adoption of this statement is required at the beginning of fiscal year 2003. The Company does not expect that adoption of this pronouncement will have a material effect on its financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The statement is effective for fiscal years beginning after December 31, 2002. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Company does not believe the adoption of this standard will have a material impact on the Company's financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement is effective for fiscal years beginning after May 15, 2002. SFAS 145 requires, among other things, eliminating reporting debt extinguishments as an extraordinary item in the income statement. The Company does not believe the adoption of this standard will have a material impact on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS
No. 143 is effective for fiscal years beginning after June 15, 2002.
The Company does not believe the adoption of this standard will have a material impact on its financial position or the results of operations.

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." The Interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.
The Interpretation applies immediately to variable interest entities created after January 31, 2003, or in which the Company obtains an interest after that date. The Interpretation is effective July 1, 2003 to variable interest entities in which the Company holds a variable interest acquired before February 1, 2003. The Company is in the process of assessing the impact of adopting this Interpretation, if any, on its financial position and results of operations.

Reclassifications    Certain prior year amounts have been reclassified
to conform with the current year's presentation.


2.     ACQUISITION OF TIBURON, INC.

On January 25, 2002, the Company and Tiburon, Inc. ("Tiburon") entered into a First Amendment Agreement whereby upon the satisfaction of certain conditions, the Company agreed to purchase all of the issued and outstanding common shares and other common stock equivalents it did not already own for a combination of cash and stock. All requisite conditions were met and the Company completed the purchase of Tiburon on May 2, 2002. Total consideration paid for the purchase of the portion of Tiburon that the Company did not previously own amounted to approximately $10.4 million, net in cash and approximately 1.1 million shares of CompuDyne common stock for a total acquisition cost of $33.8 million. To fund the cash portion of the Tiburon acquisition, the Company negotiated a $10 million increase in its borrowing facility from its banks. The remainder of the cash consideration paid was funded from the Company's working capital.

Tiburon provides a fully integrated suite of products including computer assisted dispatch, records management and court and probation software systems for the law enforcement, fire and rescue, corrections and justice environments. Tiburon is a worldwide market leader in the development, implementation and support of public safety and justice automation systems.

The December 31, 2002 audited consolidated balance sheet reflects the preliminary fair market value of the assets acquired and liabilities assumed and the related allocations of the purchase price related to the acquisition of Tiburon. The Company is still in the process of completing the valuation of the net assets acquired, including the fair value of the fixed assets. The Company expects to complete the valuation in the second quarter of 2003. Final valuations and allocations may differ from the amounts included herein. Currently goodwill is estimated to be approximately $20.5 million.

In conjunction with preliminary estimates, the purchase price was recorded as follows (in thousands):

Purchase Price                $   33,800
Net assets acquired              (13,330)
                              ----------
Goodwill                      $   20,470
                              ==========











The following are the Company's unaudited pro forma results assuming the acquisition had occurred on January 1, 2001:

                                       Twelve Months Ended
                                          December 31,
                                    2002               2001
                                    ----               ----
                            (in thousands, except per share data)
Revenue                       $    169,304       $    169,806
Net income                    $      2,077       $      5,401
Earnings per share:
     Basic                    $        .28       $        .82
     Diluted                  $        .26       $        .75


These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have actually resulted had the combination been effective on January 1, 2001, or of future results of operations.

3.   EARNINGS PER SHARE

Earnings per share are presented in accordance with SFAS No. 128, "Earnings Per Share." This Statement requires dual presentation of basic and diluted earnings per share on the face of the statement of operations. Basic earnings per share excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the year. Diluted earnings per share also reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Stock options and warrants to purchase 488 thousand shares for 2002, 212 thousand shares for 2001 and 115 thousand shares for 2000 were antidilutive and, therefore, were not included in the computation of diluted earnings per common share.

The computations of the basic and diluted per share amounts for the Company's operations were as follows:

(Thousands, except
  per share)                        2002         2001         2000
---------------------------------------------------------------------
Net income                          $ 1,814      $ 4,092      $ 4,139
                                    =======      =======      =======

Weighted-average common
   shares outstanding                 7,456        5,424        5,339
Effect of dilutive stock
   options and awards                   484          686          689
                                    -------      -------      -------
Diluted weighted-average
   common shares outstanding          7,940        6,110        6,028
                                    =======      =======      =======

Net income per common share
     Basic                          $   .24      $   .75      $   .78
     Diluted                        $   .23      $   .67      $   .69


4.   ACCOUNTS RECEIVABLE


     Accounts receivable consist of the following:

                                               December 31,
                                       --------------------------
                                         2002                2001
                                       --------------------------
     U.S. Government Contracts:               (in thousands)
          Billed                       $  2,619           $  1,958
          Unbilled                          778              1,769
                                       --------           --------
                                          3,397              3,727
                                       --------           --------
     Commercial
          Billed                         35,465             25,248
          Retainage                       7,479              6,307
                                       --------           --------
                                         42,944             31,555
                                       --------           --------
Total accounts receivable                46,341             35,282
Less: allowance for doubtful accounts    (1,173)            (1,094)
                                       --------           --------
Accounts receivable, net               $ 45,168           $ 34,188
                                       ========           ========


The Company expects to collect substantially all receivables within one year except for a portion of the receivables recorded for retainage. Substantially all of the U.S. Government billed receivables result from cost reimbursable or time-and-material contracts. Direct sales to the U.S. Government for the years ended December 31, 2002, 2001 and 2000 were approximately $17.0 million, $21.4 million and $11.8 million, respectively, or 10.9%, 16.8% and 9.0% of the Company's total net sales for the respective years. The sales to the U.S. Government were in the Institutional Security Systems and Federal Security Systems segments.
No other single customer accounted for greater than 10% of the Company's net sales. Contract costs for services provided to the U.S. Government, including indirect expenses, are subject to audit by the Defense Contract Audit Agency ("DCAA"). All contract revenues are recorded in amounts expected to be realized upon final settlement. In the opinion of management, adequate provisions have been made for adjustments, if any, that may result from the government audits. The Company received final approval on its indirect rates for 1999 from DCAA during September 2002. No significant payments or billings were made as a result of the approval of the 1999 rates.

5.   CONTRACTS IN PROCESS

Amounts included in the financial statements, which relate to recoverable costs and accrued profits not yet billed on contracts in process are classified as current assets. Billings on uncompleted contracts in excess of incurred cost and accrued profits are classified as current liabilities. The Company expects to bill and collect substantially all costs in excess of billings within one year. Summarized below are the components of the amounts:

                                                   December 31
                                           ---------------------------
                                            2002               2001

                                           ----------       ----------
                                                  (in thousands)
Costs and estimated earnings on
   uncompleted contracts                   $  345,345       $  262,407
Less customer progress payments               346,462          254,347
                                           ----------       ----------
                                           $   (1,117)      $    8,060
                                           ==========       ==========

Included in the consolidated
   balance sheets:

Costs and estimated earnings in excess
   of billings on uncompleted contracts    $   21,854       $   14,564
Billings in excess of contract costs and
   estimated on uncompleted contracts         (17,330)          (6,504)
Deferred revenue                               (5,641)              -
                                           ----------       ----------
                                           $   (1,117)      $    8,060
                                           ==========       ==========
6.   INVENTORIES

Inventories consist of the following:
                                                   December 31
                                           ---------------------------
                                            2002               2001

                                           ----------       ----------
                                                  (in thousands)
     Raw materials                         $    3,937       $    4,033
     Work in progress                           2,197            1,925
     Finished goods                               267              285
                                           ----------       ----------
                                           $    6,401       $    6,243
                                           ==========       ==========

7.   PROPERTY, PLANT AND EQUIPMENT


Property, plant and equipment consist of the following:

                                        December 31          Estimated
                                  ----------------------    Useful Life
                                   2002          2001        In Years
                                  ----------  ----------    -----------
                                       (in thousands)

     Land and improvements        $      435    $    250
     Buildings and leasehold
       improvements                    5,022       3,048        7-39
     Machinery and equipment          10,441       4,050        3-10
     Furniture and fixtures            2,175       1,033        3-10
     Automobiles                         589         631         5
     Software                          7,980       2,889        3-7
     Construction in progress            113         774
                                  ----------    --------
                                  $   26,755    $ 12,675
     Less: accumulated
       depreciation and
       amortization                  (14,584)     (5,353)
                                  ----------    --------
                                  $   12,171    $  7,322
                                  ==========    ========



8.   GOODWILL AND INTANGIBLE ASSETS

Intangible assets consist of trade name, and customer relationships and backlog from the acquisition of Tiburon, Inc. Other intangibles include Department of State Certifications, UL listings, and patents related to the acquisition of Norment and Norshield. Except for goodwill and the Tiburon trade name, all intangibles are being amortized using the straight-line method.


Goodwill and intangible assets consist of the following:

                                     December 31
                               ----------------------    Amortizable
                                2002          2001          Lives
                               ----------  ----------    -----------
                                    (in thousands)       (in years)

     Goodwill                  $   22,043  $    1,573    Indefinite
     Trade name                     6,913       1,573    25 - Indefinite
     Customer relationships         2,500          -         14
     Backlog                          300          -          2
     Other intangibles              1,220       1,085       2 - 20
                               ----------  ----------
                                   32,976       4,231
     Less: accumulated
       amortization                  (867)       (478)
                               ----------  ----------
                               $   32,109  $    3,753
                               ==========  ==========

9.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31, 2002 and 2001 consisted of the following:












                                                   December 31
                                           ---------------------------
                                            2002               2001

                                           ----------       ----------
                                                  (in thousands)

Accounts payable                           $   14,794        $  17,443
Accrued payroll costs                           4,454            3,166
Other accrued expenses                          2,987            1,320
                                           ----------       ----------
                                           $   22,235        $  21,929
                                           ==========       ==========

10.  NOTES PAYABLE
                                                   December 31
                                           ---------------------------
                                            2002               2001

                                           ----------       ----------
                                                  (in thousands)

Subordinated note bearing interest
at the rate of 7.5%.                           -                 512

Industrial revenue bond, interest
payable quarterly at a variable rate
of 1.30% to 2.15% (1.90% at December
31, 2002)  principal payable in quarterly
installments of $35,000.  The bond is
fully collateralized by a $1.7 million
letter of credit and a bond guarantee
agreement.                                  1,680              1,820

Industrial revenue bond, interest payable
quarterly at a variable rate of 1.20% to
2.00% (1.75% at December 31, 2002)
principal payable in yearly installments
of $300,000.  The bond is fully
collateralized by a $3.5 million letter
of credit and a bond guarantee agreement.   3,500                 -

Subordinated note bearing interest at
the prime rate.                               -                 1,250





Line of credit with a Bank, interest at
LIBOR + 2% and Prime + .75%, weighted
average rate at December 31, 2002 was
3.82%, collateralized by virtually all
of the Company's assets.                   19,000               7,000

Note payable to Bank, interest at LIBOR
plus a fixed credit spread of 2.25%,
(4.14% at December 31, 2002)
collateralized by virtually all of the
Company's assets, due in quarterly
installments through November 2004
(note 11).                                  3,330                4,580
                                          -------              -------
     Total notes payable                   27,510               15,162
     Less amount due within one year        2,402                2,394
                                         --------             --------
                                         $ 25,108             $ 12,768
                                         ========             ========


Maturities of notes payable are as follows:

     Year Ending December 31              Amount
     -----------------------          --------------
                                      (in thousands)
              2003                    $       2,402
              2004                           21,103
              2005                              440
              2006                              440
              2007                              440
              Thereafter                      2,685
                                      -------------
                                      $      27,510
                                      =============

These borrowings contain various financial covenants, including among other things, maintenance of fixed charge coverage ratios, interest coverage ratios, maximum senior debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratios, maximum permitted capital expenditures, and a restriction against paying
dividends.   On March 21, 2003, the Company's banks amended its loan
agreements, which included a waiver of compliance with various of its loan covenants as of December 31, 2002. In conjunction with the amendment, the Company agreed to raise $7.0 million of new equity or borrowings, or a combination thereof, subordinate to its existing bank borrowings by June 30, 2003. The Company does not know what the raising of this subordinate capital will cost or what its terms may be. In lieu of raising the $7.0 million of new equity or borrowings, the Company is in discussions to replace one of its lenders and amend its loan agreements.

At December 31, 2002, the Company had a $30.0 million secured working capital line of credit, which steps down to $28.0 million as of April 1, 2003. It allows borrowings against eligible accounts receivable, inventories and various other assets. The line of credit matures on November 16, 2004. Of this line, $5.2 million was unused and $5.8 million was committed principally to a letter of credit securing the Industrial Revenue Bonds.

The interest rate on the line of credit is variable based on the performance of the Company and ranges from LIBOR + 1.5% to Prime + 2%. Interest rates at December 31, 2002 ranged from 3.4% to 5.0%. The Company incurs commitment fees equal to .25% to .50% on any unused balances, defined as the difference between the total amount of its $30.0 million line of credit less amounts borrowed and outstanding letters of credit.

11.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

      Cash and Cash Equivalents, Accounts Receivable and Accounts Payable and Accrued Expenses - The carrying amounts reported in the balance sheets for these items approximate fair value due to the short-term maturities of these assets and liabilities.

      Long-Term Debt - The carrying amounts reported in the balance sheet approximate fair value as the amounts are at floating rates and terms available to the Company at December 31, 2002 and 2001 for borrowings for similar transactions.

      Interest Rate Swap Agreements - The Company uses interest rate swap agreements to manage exposure to fluctuations in interest rates. At December 31, 2002, the Company had an unleveraged swap agreement with a bank with a notional principal amount of $7.4 million. This agreement was placed on June 26, 2001 with a fixed rate of 4.9% and is settled in cash on a quarterly basis. The term of the agreement is four years.

  Effective January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which, as amended by SFAS No. 138, establishes accounting and reporting standards for derivative instruments, including some derivative instruments embedded in other contracts, and for hedging activities. The initial adoption of SFAS No. 133 did not have a significant impact on the Company's financial statements.

  The Company hedges the cash flows of some of its long-term debt using an interest rate swap. The Company enters into these derivative contracts to manage its exposure to interest rate movements by achieving a desired proportion of fixed rate versus variable rate debt. In an interest rate swap, the Company agrees to exchange the difference between a variable interest rate and either a fixed or another variable interest rate, multiplied by a notional principal amount.

As of December 31, 2002, the Company recognized the cash flow hedge at its fair value of $338 thousand in accounts payable and accrued expenses on the consolidated balance sheet. The interest rate swap qualifies for cash flow hedge accounting therefore, an unrealized loss of $338 thousand ($203 thousand net of tax), representing the effective portion of the change in its fair value, is reported in other comprehensive loss and will be reclassified into interest expense. For the year ended
December 31, 2002, the swap did not have any ineffectiveness for the cash flow hedge.

12.  INCOME TAXES

The components of the income tax provision are as follows:

                              For the years ended December 31
                          ----------------------------------------
     (in thousands)         2002             2001              2000
                          -------          -------          -------
     Current              $ 1,314          $ 1,907          $ 1,945
     Deferred                (288)            (275)            (494)
                          -------          -------          -------
                          $ 1,026          $ 1,632          $ 1,451
                          =======          =======          =======


The tax effects of the primary temporary differences giving rise to the Company's net deferred tax assets and liabilities at December 31, 2002 and 2001 are summarized as follows:

                                                  December 31
                                           --------------------------
                                                 (in thousands)
                                             2002             2001

                                           ----------      ---------
     Assets:
        Accrued expenses and
          deferred compensation            $      467     $       80
        Tax operating loss carry-forward          594            612
        Tax credit carry-forward                   -             329
        Book reserves in excess of tax            778            763
        Price risk management activities          131             76
        Book depreciation in excess of
          tax depreciation                        236              -
                                           ----------     ----------
        Total deferred assets                   2,206          1,860
     Valuation allowance                            -           (329)
                                           ----------     ----------
      Net deferred assets                       2,206          1,531
     Net deferred liabilities:
         Tax depreciation in excess
           of book depreciation                     -           (118)
         Purchased Intangibles                 (2,114)             -
                                           ----------     ----------
                                           $       92     $    1,413
                                           ==========     ==========

The Company established a valuation allowance in accordance with FASB No.109. As a result of the Company's continual availability of taxable earnings, and the expectation that this trend will continue, the Company determined that the tax benefits related to a larger share of its deferred tax assets are more likely than not to be realized. Accordingly, the Company recorded a decrease in the valuation allowance of $534 thousand in 2001. Due to the expiration of the credit carry-forwards, the remaining valuation allowance will not reverse. There is an additional $329 thousand decrease in the valuation allowance as a result of writing down the associated tax credit in 2002. There is no net income effect relating to the write-down of the tax credit carry-forward and the associated valuation allowance. The Company would have recognized a $2.2 million provision for income taxes in 2001 prior to the write down of the valuation allowance. The decrease in the valuation allowance and the provision for income taxes is a net tax provision of $1.6 million in 2001.

At December 31, 2002, the Company and its subsidiaries have net operating loss carry-forwards available to offset future taxable income of approximately $22 million, subject to certain severe limitations. These carry-forwards expire between 2003 and 2010. The utilization of substantially all of these tax loss carry-forwards is limited to approximately $200 thousand each year as a result of an ownership change, which occurred in 1995. The Company also has carry-forwards available for alternative minimum tax purposes, which do not differ significantly from regular net operating loss carry-forwards.

The difference between the statutory tax rate and Company's effective tax rate is summarized as follows:

                                        For the years ended December 31
                                       ---------------------------------
                                         2002        2001         2000
                                       -------      ------       ------
   Statutory federal income tax rate     34.0%       34.0%        34.0%

   State income taxes, net of
     Federal benefit                      6.0         4.2          4.7
   Change in valuation allowance           -         (5.4)       (11.7)
   Tax effect of NOL utilization         (0.5)       (1.2)        (1.4)
   Tax effect of non-deductible items     1.0         0.9          0.4
   Foreign income exclusion              (5.3)       (4.1)          -
   Other                                  0.9          -            -
                                       -------      ------       ------
     Tax                                 36.1%       28.4%        26.0%
                                       =======      ======       ======


13. SHAREHOLDERS' EQUITY

Sale of Common Stock    On October 29, 2001 the Company completed the
sale of 1.1 million new common shares in a Private Investment, Public Equity ("PIPE") transaction. The stock was sold at a price of $12.00 per share, which netted the Company approximately $12.0 million in new equity capital after fees and expenses.

In this same transaction, approximately 1.37 million CompuDyne common shares owned by an institutional shareholder (the "Shareholder") were resold. As a result of this transaction the Shareholder realized approximately $12.8 million, and by agreement with the Shareholder, the Company realized approximately $2.5 million in net capital proceeds.
As a condition of the sale of the Shareholders' shares of common stock, the Company was required to repay the $9 million, 13.15% subordinated note held by this Shareholder. In conjunction with financing received by the Company from the Shareholder in 1998, the Shareholder was granted a warrant to purchase 297,000 shares of common stock at $3.25 per share. In conjunction with the PIPE transaction the Shareholder exercised and sold the shares underlying this warrant and therefore, the Company realized approximately $1.0 million from the exercise of the Shareholder warrants. The Company utilized the proceeds of this offering to retire the subordinated note held by the Shareholder and to pay down other bank debt.



Warrants for Common Stock    In connection with the PIPE transaction, the
Company granted the underwriter an option to purchase 40,000 shares of the Company's common stock at $12.00 per share, the price at which the shares were sold in the PIPE. These options were granted on October 29, 2001 and expire on October 29, 2006. The shares underlying these warrants have piggyback registration rights. At the Company's option, these piggyback registration rights may either convert to demand registration rights, with any fees related to the registration of these warrants and underlying shares paid by the Company, or the Company may grant the underwriter a put option to sell the shares underlying the warrants back to the Company at a predetermined price.

In connection with the Company's acquisition of Tiburon, the Company exchanged warrants and convertible securities to purchase shares of Tiburon into warrants to purchase shares of the Company. On May 2, 2002, the Company issued 90,962 warrants to purchase shares of CompuDyne common stock at prices ranging from $3.75 to $6.71 per share. During 2002, 11,909 of the warrants were exercised resulting in 79,053 of such warrants remaining outstanding at December 31, 2002. The following shows the exercise price and expiration date of the remaining warrants outstanding:




         Number of Warrants      Exercise Price    Expiration Date
         ------------------      --------------    ---------------
               44,417               $   3.75         July, 2003
               23,000               $   5.37        December, 2006
               11,636               $   6.71        December, 2006


Stock Option Plans     The Company has various stock option plans.  Under
these plans, 1,900,000 options to purchase common stock may be granted until 2006. Options generally are granted at fair market value at the date of grant, are exercisable from 1 to 5 years from the date of grant, and expire 10 years after the date of grant. The plans permit the issuance of either incentive stock options or non-qualified stock options. Under all plans, there were 315,734 shares of common stock reserved for future grants as of December 31, 2002. Transactions are summarized as follows:







                              Year                          Year
                              ended        Weighted         ended
                           December 31,    Average       December 31,
                              2002          Price            2001
                           ------------    --------      ------------
Outstanding, Beginning
of Year                     1,126,160     $   6.553        1,334,034
     Granted                  566,462     $  11.412          423,500
     Exercised                137,690     $   5.174          573,874
     Expired or Canceled       65,279     $  11.280           57,500
                            ----------------------------------------
Outstanding, End of Year    1,489,653     $   8.324        1,126,160
                            ----------------------------------------
Options Exercisable, End
of Year                       596,218     $   5.018          455,754
                            ========================================


                                             Year
                              Weighted       ended        Weighted
                               Average    December 31,     Average
                                Price        2000           Price
                           ------------    --------      ------------
Outstanding, Beginning
of Year                     $   4.040     1,258,026        $   3.500
     Granted                $  10.019       150,908        $   8.140
     Exercised              $   3.283        60,025        $   2.600
     Expired or Canceled    $   6.414        14,875        $   5.910
                            ----------------------------------------
Outstanding, End of Year    $   6.553     1,334,034        $   4.040
                            ----------------------------------------
Options Exercisable, End
of Year                     $   4.189       786,985        $   2.853
                            ========================================



Summarized information about stock options outstanding as of December 31, 2002 is as follows:








                                        Options Outstanding
                             --------------------------------------
                                           Weighted       Average
                               Number      Average       Remaining
                                 of        Exercise         Life
 Exercise Price Range         Options       Price        (In years)

 --------------------        --------      --------      ----------
  $  1.500 -  4.310           440,197      $  2.727         3.76
  $  5.188 -  8.550           383,971      $  7.840         7.75
  $  8.688 - 13.445           616,485      $ 12.090         9.03
  $ 13.750 - 16.630            49,000      $ 15.028         9.06
                            ---------      --------
                            1,489,653      $  8.324         7.15
                            =========      ========


                                    Options Exercisable
                             -------------------------------
                                               Weighted
                               Number          Average
                                 of            Exercise
 Exercise Price Range         Options           Price
 --------------------        --------          ---------
 $  1.500 -   4.310           374,897          $   2.494
 $  5.188 -   8.550           113,527          $   7.241
 $  8.688 -  13.445           103,794          $  11.317
 $ 13.750 -  16.630             4,000          $  14.090
                             --------          ---------
                              596,218          $   5.018
                             ========          =========



As permitted under SFAS No. 123, the Company accounts for its employee stock-based compensation plans and option plans under APB No. 25.
No compensation expense has been recognized in connection with options, as all options have been granted with an exercise price equal to the fair value of the Company's common stock on the date of grant. The Company has provided below the additional disclosures specified in SFAS No. 123. For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                         2002        2001      2000
                                         ----        ----      ----
Expected life of option in years          7.5         7.5       7.5
Risk-free interest rate                     5%          5%        6%
Expected volatility of CompuDyne stoc      74%         81%       58%
Dividend rate                               0%          0%        0%




The weighted average fair value at the date of grant for options granted during 2002, 2001 and 2000 was $9.40, $7.51 and $6.41 per option, respectively. Using these assumptions, the fair value of the stock options granted in 2002, 2001 and 2000 is $4,467,000, $2,879,000 and
$952,000, respectively, which would be amortized as compensation expense over the vesting period of the options. Had compensation expense been determined consistent with SFAS No. 123, utilizing the assumptions detailed above, the Company's net income and earnings per share for the years ended December 31, 2002, 2001 and 2000 would have been reduced to the following pro forma amounts:

                               2002           2001             2000
                               ----           ----             ----
                               (In thousands except per share data)
Net Income:
   As reported                 $   1,814     $  4,092       $  4,139
   Pro forma                   $     440     $  3,573       $  3,744
Basic earnings per share:
   As reported                 $    0.24     $   0.75       $   0.78
   Pro forma                   $    0.06     $   0.66       $   0.70
Diluted earnings per share:
  As reported                  $    0.23     $   0.67       $   0.69
  Pro forma                    $    0.06     $   0.58       $   0.62

The resulting pro forma compensation cost may not be representative of that expected in future years.

14.  COMMITMENTS AND CONTINGENCIES

The Company leases office space, equipment, distribution, manufacturing and storage facilities under non-cancelable operating leases with various expiration dates through December 2005. Rental expense for the years ended December 2002, 2001 and 2000 totaled $2.4 million, $1.3 million and $1.1 million, respectively.

As of December 31, 2002, future minimum rental payments required under non-cancelable operating leases are as follows (in thousands):


     Year Ending
     December 31        Total
     -----------        -----

        2003      $    2,835
        2004           2,091
        2005           1,260
        2006             272
        2007             132
     Thereafter          463
                     -------
                  $    7,053
                     =======




Product Warranties: Accruals for estimated expenses related to warranties are made at the time products are sold or services are rendered. These accruals are established using historical information on the nature, frequency, and average cost of warranty claims. The Company warrants numerous products, the terms of which vary widely. In general, the Company warrants its products against defect and specific non-performance. At December 31, 2002, the Company has a product warranty accrual in the amount of $482 thousand.

                                    Product Warranty Liabilities
                                    ----------------------------
                                           (in thousands)

Beginning balance at December 31, 2001     $      448
Plus accruals for product                         621
Changes in pre-existing                          (587)
                                               ------
Ending balance at December 31, 2002        $      482
                                               ======

The Company is a party to certain legal actions and inquiries for environmental and other matters resulting from the normal course of business. Although the total amount of liability with respect to these matters cannot be ascertained, management of the Company believes that any resulting liability will not have a material adverse effect on its financial position or results of operations.

The Company has been served over the past several years with a number of New York, Rhode Island, New Jersey and Pennsylvania lawsuits involving asbestosis related personal injury and death claims in which York-Shipley, Inc., (a former subsidiary of CompuDyne, Inc.) and/or CompuDyne Corporation and/or CompuDyne, Inc., (an inactive subsidiary) is a defendant. The complaints against CompuDyne, Inc. have been referred to the trustee in bankruptcy for CompuDyne, Inc. The Company itself was named as a defendant more frequently in 2000 and 2001 in New York state litigation and has advised its insurers of each of these cases for which the insurers are providing a defense pursuant to agreement with the Company, subject to reservation of rights by the insurer. The insurers have advised that claims in such litigation for punitive damages and intentional conduct are not covered. The Company cannot ascertain the total amount of potential liability with respect to these matters, but does not believe that any such liability should have a material effect on its financial position, future operations or future cash flows.

15.  EMPLOYEE BENEFIT PLANS

The Company established a non-qualified Employee Stock Purchase Plan in October 1999, the terms of which allow for qualified employees (as defined) to participate in the purchase of shares of the Company's common stock. The Company matches at a rate of 15% of the employee purchase at the market value of the common stock for the monthly purchase period.
The Company purchases stock on the open market and distributes the shares monthly to employees individual accounts. Expense for matching contributions to the plan was $70 thousand, $34 thousand, and $36 thousand for 2002, 2001, and 2000 respectively.

The Company has 401(k) retirement savings plans covering all employees. All employees are eligible to participate in a plan after completing one year of service. Participants may make before tax contributions of up to 15% of their annual compensation subject to Internal Revenue Service limitations. CompuDyne currently matches up to 50% of employee contributions up to a maximum of 6% of annual earnings. Expense for matching contributions to the Plan was $609 thousand, $298 thousand and $250 thousand for 2002, 2001, and 2000, respectively.

The Company established a money purchase pension plan covering salaried employees at one of the Company's divisions. All salaried employees at this division are eligible to participate in the plan after one year of service. The Company makes annual contributions of 3% of annual compensation for employees with less than 10 years of service, 4% for 10 to 20 years of service and 5% for 20 years or more of service. Expense related to this plan was $507 thousand in 2002, $486 thousand in 2001 and $332 thousand in 2000. The balances in this plan will be 100% vested and rolled into the CompuDyne 401K plan some time during 2003.




16.  OPERATING SEGMENT INFORMATION

Segment information has been prepared in accordance with the Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 defines "operating segments" to be those components of a business about which separate financial information is available that is regularly evaluated by management in deciding how to allocate resources and in assessing performance. SFAS No. 131 further requires that the segment information presented be consistent with the basis and manner in which management internally desegregates financial information for the purpose of assisting in making internal operating decisions.

The following segment information includes operating information for CompuDyne's four operating segments, Institutional Security Systems, Attack Protection, Federal Security Systems and Public Safety and Justice in addition to Corporate activities for each of the years ended December 31, 2002, 2001 and 2000. Also included is operating information from Fiber SenSys, Inc. (Attack Protection segment) since its date of acquisition, October 31, 2000 and Tiburon, Inc. (Public Safety and Justice segment) since its date of acquisition, May 2, 2002.




                                                   Revenues
                                                   --------
(in thousands)                          2002          2001       2000
                                        ----          ----       ----
Institutional Security Systems     $   84,182     $  81,026  $  87,438
Attack Protection                      28,357        23,223     23,201
Federal Security Systems               13,374        18,669     14,826
Public Safety and Justice              29,643         4,486      5,146
CompuDyne Corporate                        -             -          -
                                      -------       -------    -------
                                   $  155,556     $ 127,394  $ 130,611
                                      =======       =======    =======

                                                Gross Profits
                                                 ------------
(in thousands)                          2002          2001       2000
                                        ----          ----       ----
Institutional Security Systems     $   11,384     $  14,718  $  15,386
Attack Protection                       4,618         6,433      5,598
Federal Security Systems                2,372         2,361      2,165
Public Safety and Justice              16,442         1,768      2,353
CompuDyne Corporate                        -             -          -
                                      -------       -------    -------
                                   $   34,816     $  25,280  $  25,502
                                      =======       =======    =======


                                            Total Assets, at Year End
                                            -------------------------
                                        2002          2001       2000
                                        ----          ----       ----

Institutional Security Systems      $ 38,908     $  43,420   $  29,403
Attack Protection                     21,158        13,258      13,917
Federal Security Systems               6,405         6,665       6,316
Public Safety and Justice             54,918         4,068       4,658
CompuDyne Corporate                    2,972         9,020       5,572
                                     -------       -------     -------
                                    $124,361     $  76,431   $  59,866
                                     =======       =======     =======


                                           Pre-Tax Income (Loss)
                                         -------------------------
                                        2002          2001       2000
                                        ----          ----       ----

Institutional Security Systems      $  1,867     $   4,115   $   3,847
Attack Protection                       (706)        1,914       1,471
Federal Security Systems                 827           982         830
Public Safety and Justice                444          (783)       (363)
CompuDyne Corporate                      408          (504)       (195)
                                     -------       -------     -------
                                    $  2,840     $   5,724   $   5,590
                                     =======       =======     =======

                                             Capital Expenditures
                                             --------------------
                                        2002          2001       2000
                                        ----          ----       ----

Institutional Security Systems      $    119     $     892   $    658
Attack Protection                      2,580           135        170
Federal Security Systems                   -            41          6
Public Safety and Justice                396            68        130
CompuDyne Corporate                       55            11         15
                                      ------        ------     ------
                                    $  3,150     $   1,147   $    979
                                      ======        ======     ======





                                        Depreciation and Amortization
                                        -----------------------------
                                        2002          2001       2000
                                        ----          ----       ----

Institutional Security Systems      $    562     $     912   $    869
Attack Protection                        622           365        360
Federal Security Systems                  70            77         82
Public Safety and Justice              1,573           515        556
CompuDyne Corporate                       20             5          5
                                      ------        ------     ------
                                    $  2,847     $   1,874   $  1,872
                                      ======        ======     ======


 17.   SELECTED QUARTERLY FINANCIAL DATA  (Unaudited)

                               First    Second    Third    Fourth
(In thousands,               Quarter    Quarter   Quarter  Quarter  Total
  except per share data)
-------------------------------------------------------------------------
Year ended December 31, 2002

Revenues
--------
Institutional Sec. Systems  $ 20,220  $ 21,981  $ 20,823  $ 21,158  $ 84,182
Attack Protection              6,174     5,598     6,939     9,646    28,357
Federal Security Systems       2,968     3,893     3,386     3,127    13,374
Public Safety and Justice      1,128     7,944    10,232    10,339    29,643
                             -------   -------   -------   -------   -------
Total revenues              $ 30,490  $ 39,416  $ 41,380  $ 44,270  $155,556


Pre-tax Income(loss)
--------------------
Institutional Sec. Systems  $  1,138  $  1,040  $    152  $   (463) $  1,867
Attack Protection                  7      (696)    ( 155)      138      (706)
Federal Security Systems          49       252       208       318       827
Public Safety and Justice          2       491       (38)      (11)      444
Unallocated corporate income      22       101       158       127       408
                             -------   -------   -------   -------   -------
Pre-tax income
  from operations           $  1,218  $  1,188  $    325  $    109  $  2,840
                             -------   -------   -------   -------   -------


Net income                  $    781  $    713  $    195  $    125  $  1,814
                             -------   -------   -------   -------   -------
Basic earnings per share    $    .12  $    .10  $    .03  $    .02  $    .24
                             -------   -------   -------   -------   -------
Diluted earnings per share  $    .11  $    .09  $    .02  $    .02  $    .23
                             -------   -------   -------   -------   -------



                              First     Second   Third    Fourth
(In thousands,               Quarter    Quarter  Quarter  Quarter   Total
  except per share data)
-------------------------------------------------------------------------
Year ended December 31, 2001

Revenues
--------
Institutional Sec. Systems  $ 19,278 $  18,802  $ 19,729  $ 23,217  $ 81,026
Attack Protection              5,466     6,213     5,588     5,946    23,213
Federal Security Systems       3,750     5,234     5,027     4,658    18,669
Public Safety and Justice      1,380     1,070     1,011     1,025     4,486
                             -------   -------   -------   -------   -------
Total revenues              $ 29,874 $  31,319  $ 31,355  $ 34,846 $ 127,394

Pre-tax Income(loss)
--------------------
Institutional Sec. Systems  $    737 $     678  $  1,063  $  1,637 $   4,115
Attack Protection                507       735       414       259     1,915
Federal Security Systems         215       273       272       222       983
Public Safety and Justice       (166)     (196)     (301)     (120)     (783)
Unallocated corporate (expense)   -        (71)     (115)     (318)     (503)
                             -------   -------   -------   -------   -------
Pre-tax income
   from operations          $  1,293 $   1,419  $  1,333  $  1,680 $   5,725
                             -------   -------   -------   -------   -------

Net income                  $    808 $     946  $    910  $  1,428 $   4,092
                             -------   -------   -------   -------   -------
Basic earnings per share    $    .15 $     .19  $    .18  $    .23 $     .75
                             -------   -------   -------   -------   -------
Diluted earnings per share  $    .14 $     .16  $    .16  $    .21 $     .67
                             -------   -------   -------   -------   -------









     Board of Directors
     Martin A. Roenigk
     Chairman, CEO and President
     CompuDyne Corporation

     Philip M. Blackmon
     Executive Vice President
     CompuDyne Corporation

     David W. Clark, Jr.
     Managing Director
     Pryor & Clark Company

     Wade B. Houk
     President
     Houk and Associates, L.L.C.

     Alan Markowitz
     Private Investor

     Millard H. Pryor, Jr.
     Managing Director
     Pryor & Clark Company

     Bruce Kelling
     Chairman
     Tiburon, Inc.

     Corporate Officers
     Martin A. Roenigk
     Chairman, CEO and President

     Philip M. Blackmon
     Executive Vice President

     Geoffrey F. Feidelberg
     CFO, Treasurer

     William C. Rock
     VP Accounting and Corporate Controller, Secretary

     Kim M. Wiest
     Assistant Corporate Secretary

     Corporate Headquarters
     CompuDyne Corporation
     7249 National Drive
     Hanover, MD 21076
     www.CompuDyne.com

     Phone: (410) 712-0275

     Fax: (410)712-0677

     Transfer Agent
     Registrar and Transfer Company
     10 Commerce Drive
     Cranford, NJ 07016

     Phone: (800) 866-1340

     Form 10-K
     A Copy of the 10-K filed with the Securities and Exchange Commission can be obtained free of charge by contacting:

     CompuDyne Corporation
     7249 National Drive
     Hanover, MD 21076

     Phone: (410)712-0275
     investors.relations@CompuDyne.com

     Common Stock Market Prices
     CompuDyne's common stock is traded on the Nasdaq
National Market System under the symbol: CDCY

    2001               High            Low
First Quarter           $8.38          $5.13
Second Quarter         $10.25          $7.50
Third Quarter          $19.55          $7.75
Fourth Quarter         $19.30          $9.75

    2002               High            Low
First Quarter          $17.30          $11.70
Second Quarter         $17.87          $12.20
Third Quarter          $15.94           $6.00
Fourth Quarter          $9.23          $5.59


     CompCompuDyne Corporation Offices          www.compudyne.com

     Institutional
Security Systems
     Norment Security Group, Inc.
     3224 Mobile Highway
     Montgomery, AL 36108
     Telephone: 334-281-8440
     Fax: 334-288-5485
     www.normentsecurity.com

     Airteq Systems
     9640 SW Herman Road
     Tualatin, OR 97062-8080
     Telephone: 503-885-1995
     Fax: 503-885-2476
     www.airteqsystems.com

     TrenTech
     3150 Hayneville Road
     Montgomery, AL  36108
     Telephone: 334-286-4280
     Fax: 334-286-4346
     www.trentech.com

     Attack Protection
     Norshield Security Products
     3224 Mobile Highway
     Montgomery, AL  36108
     Telephone: 334-281-8440
     Fax: 334-286-4320
     www.norshieldsecurity.com

     Fiber SenSys, Inc.
     9640 SW Sunshine Court
     Beaverton, OR 97005
     Telephone: 503-641-8150
     Fax: 503-641-3410
     www.fibersensys.com

     Public Safety
and Justice
     Tiburon Inc.
     Tiburon Business Center
     39350 Civic Center Drive
     Suite 280
     Fremont, CA 94538
     Telephone: 510-792-2108
     Fax: 510-792-2897
     www.tiburoninc.com

     Federal Security Systems
     Quanta Systems Corporation
     213 Perry Parkway
     Gaithersburg, MD 20877
     Telephone: 301-590-3300
     Fax: 301-590-3325
     www.quantasystems.com

     Norment Security Group
     Regional Offices
     Regional Office NORTHEAST REGION
     7255 Standard Drive
     Hanover, MD  21076
     Telephone: 410-712-6020
     Fax: 410-712-0329

     SOUTHEAST REGION
     214-C Garner Business Court
     Garner, NC 27529
     Telephone: 919-779-0006
     Fax: 919-779-0351

     SOUTHWEST REGION
     446 North Austin Dr.
     Suite #1
     Chandler, AZ  85226-2634
     Telephone: 480-940-6970
     Fax: 480-753-3533

     WESTERN REGION (EMSS)
     6144 B Industrial Way
     Livermore, CA  94550
     Telephone: 925-455-1131
     Fax: 925-455-1171

     Tiburon Inc.
Regional Offices

     EASTERN REGION
     10320 Little Patuxent Parkway
     Suite 200
     Columbia, MD 21044
     Telephone: 410-884-0732
     Fax: 410-884-0740

     CENTRAL REGION
     11211 Taylor Draper Lane, Suite 300
     Austin, TX 78759
     Telephone: 512-345-8613
     Fax: 512-345-8615

     WESTERN REGION
     39350 Civic Center Drive
     Suite 280
     Fremont, CA 94538
     Telephone: 510-792-2108
     Fax: 510-792-2897

     JUSTICE SYSTEMS
     7090 South Union Park Avenue, Suite 100
     Midvale, UT 84047
     Telephone: 801-265-0400
     Fax: 801-265-1237

     CorrLogic, Inc.
     4720 Walnut St.
     Boulder, CO 80301
     Telephone: 720-406-3200
     Fax:  720-406-3300